9/17

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New OJT Paper Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4112 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/20/02


Growth
rporation
an

Meeting the Challenge of the Global Market

New OJI Paper Co Ltd

Oji Paper in Perspective, 2002

Year Ended March 31, 2002



Contents



Achieving Robust **Growth** as an **Asian Corporation** Domiciled in Japan

Paper has made an incalculable contribution to the advancement of humanity and human society since its invention many centuries ago. The technology of paper has continued to evolve in step with improvements in society and living standards.

Oji Paper Co., Ltd. was established in 1873 as Japan's first modern paper manufacturer, and for almost 130 years it has led the Japanese paper industry.

The 21st century will be a period of major change on a global scale, driven by advances in information technology, the trend toward globalization, and efforts to overcome urgent environmental problems. Oji Paper has set a new goal for this new and unexplored era. That goal is to become an Asian corporate citizen domiciled in Japan operating under our fundamental corporate ideals of contribution to the environment and culture, a commitment to reform and speed, and a determination to build and maintain trust throughout the world.

Oji Paper is determined to achieve robust growth in the 21st century, while enhancing its total group strength.



Recycling Forests and Paper for the Global Environment

Oji Paper is committed to harmonious coexistence with the global environment through "Forest Recycling and Paper Recycling." This is reflected in our basic approach to business. We grow our own trees for use in paper production, and we restore the environment by continually planting new trees to replace those harvested. We were also among the first manufacturers to become seriously involved in paper recycling.

As the dawn of a new century approached, we decided in 1996 to establish the Oji Paper Environment Charter, which focuses primarily on forest and paper recycling. Specific numerical targets for our global environmental conservation efforts are set down in the "Environmental Action Plan 21."

THE OJI PAPER ENVIRONMENT CHARTER (ESTABLISHED IN 1997)

Basic Concept

Oji Paper will obey all environmental regulations, while at the same time making its own efforts to improve the environment. Oji Paper will contribute as a global citizen by the promotion of "forest recycling," by which we mean tree-planting projects, and paper recycling.

ENVIRONMENTAL ACTION PLAN 21 (AMENDED IN 1999/TARGET YEAR: 2010)

Paper Recycling

- **Oji Paper will increase the paper recycling ratio, defined as the percentage of recycled paper included in our products, to at least 70%.**
- **The Oji Paper Group will achieve a paper recycling ratio of at least 60% by 2005.**
- **The Oji Paper Group has increased the volume of paper it recycles to at least 25% of all paper recycled in Japan. (This goal has already been achieved.)**

We have made significant progress in our efforts to promote the recycling of paper products, especially newsprint and containerboard, and are now increasing the use of old magazines and office paper.

"Forest Recycling"

- **Oji Paper will plant 200,000 hectares of forests overseas.**

By the end of March 2002 we had already planted almost 140,000 hectares.

- **Oji Paper will reduce net CO_2 emissions by at least 30%, including the absorption effect of tree-planting activities, compared with the 1990 level.**

By 2010 an estimated 56% of our total CO_2 emissions will be fixed in our forests.

Energy Measures

- ***Promoting Energy Conservation***
- **We will reduce consumption of purchased energy per unit of production by 10% compared with the 1990 level.**

By the end of March 2001, Oji Paper had reduced its consumption of purchased energy (electricity and fossil fuel bought from other countries) per unit of production by 6.5% relative to the 1990 level.

Environmental Measures/Environmental Management System

- ***Oji Paper will establish an enhanced environmental management system.***

There is an Environmental Committee chaired by the director responsible for environmental matters. All mills have their own environmental committees and environmental management departments.

- **We will work toward ISO14001 accreditation. (This goal has already been achieved.)**

On October 5, 2001, we had achieved accreditation at all mills.

[Reduction and Effective Utilization of Waste]

- **Our ultimate goal is to reduce landfill waste to zero.**
- **We will increase our effective waste recycling ratio to at least 95%.**

This goal will be achieved through sophisticated waste recycling methods, including the thermal conversion of unrecyclable used paper.

In the year ended March 2001, the final disposal ratio was 0.8%, and the effective utilization ratio was 85.9%.

[Financial Highlights]

Billions of Yen

Years ended March 31,	1998	1999	2000	2001	2002
Net sales	¥1,348.7	¥1,206.2	¥1,205.5	¥1,252.9	¥1,203.8
Ordinary Profit	40.0	0.6	16.3	58.2	20.1
Net income (loss)	11.0	-12.4	5.6	12.8	-17.7
Per share date (in yen):					
Net income (loss) per share	10.67	-12.00	5.45	12.37	-17.13
Cash dividends per share	10.00	8.00	8.00	8.00	8.00
As of March 31					
Total assets	1,795.5	1,757.2	1,723.4	1,704.3	1,632.1
Total shareholders' Equity	456.2	446.6	442.1	436.6	424.3
Common stock	103.9	103.9	103.9	103.9	103.9
Number of shareholders	87,260	86,559	85,416	89,171	82,859


Net Sales
Billions of Yen
1,500
1,200
900
600
300
0
98
99
00
01
02


Ordinary profit/
Net income (loss)
Billions of Yen
60
40
20
0
-20
-40
-60
98
99
00
01
02
Ordinary profit
Net income (loss)


Total Shareholders'
Equity
Billions of Yen
500
400
300
200
100
0
98
99
00
01
02



Left: Masahiko Ohkuni
Chairman

Right: Shoichiro Suzuki
President & CEO

I am pleased to introduce the 2002 edition of this overview of the activities of Oji Paper. Our results for the year ended March 31, 2002 are outlined in the following pages, together with an overview of the business activities of the Oji Paper Group.

Economic Stagnation

For more than a decade, Japanese society has been freeing itself from the closed systems of the past and building new systems in preparation for the advent of full-scale globalization. Unfortunately these efforts have yet to produce tangible results, and our economy continues to stagnate. In fiscal year 2001, the U.S. economy slowed in the wake of the September 11 terrorist attacks, and there was also a slump in the IT sector. Within Japan, these and other factors dealt a harsh blow to indicators that were beginning to look relatively healthy, and the domestic economic environment became even more difficult.

The Japanese pulp and paper industry has not been immune from the effects of deteriorating economic conditions. There has been a decline in the volume of paper used in manuals and advertising for IT products, while paperboard sales have shrunk due to the stagnation of demand for personal computers, electrical appliances and foodstuffs. These trends are reflected in decreased sales of both paper and paperboard. In this harsh business environment, the Oji Paper Group focused its efforts primarily on the creation of sales and production systems capable of adapting flexibly to a changing supply-demand balance. At the same time, we worked to restore and maintain product prices. We also worked to improve productivity by upgrading and expanding facilities and developing new environment-friendly products based on the utilization of waste paper and plantation trees if possible.

Unfortunately our results for the year ended March 31, 2002 showed substantial declines in earnings. At ¥1,203.8 billion, consolidated net sales were 3.9% lower year-on-year, while consolidated ordinary profit declined by 65.5% to ¥20.1 billion. As a result, there was a consolidated net loss of ¥17.7 billion due to the write-down of our stock portfolio.

Preparing for a New Growth Phase under a New Plan

This harsh business environment was reflected in disappointing results for the Oji Paper Group in fiscal year 2001. However, it was also a year in which the Group demonstrated its strong commitment to future growth and took bold steps toward the realization of that goal. In June 2001, we announced a Medium/Long-Term Management Plan covering the period to fiscal year 2005. The plan encompasses reforms in three key areas: the improvement of earning power, the strengthening of financial structure, and the establishment of new directions for growth. It also calls for the achievement of consolidated ordinary profit of ¥100 billion in the year ended March 31, 2005.

In fiscal year 2001, which was the first year of the plan, we aggressively restructured and amalgamated group companies. In July sales of containerboard were integrated under a newly established company, Oji Paperboard Co., Ltd. In October regional corrugated container companies were merged into Oji Container Co., Ltd., while the five distribution subsidiaries became Oji Logistics Co., Ltd. In addition, the two trading companies in the Oji Paper Group were merged into Oji Trading Co., Ltd. These changes were implemented to improve business efficiency. In 2002 Oji Paper Group will further restructure its containerboard business and Oji Paper will spin-off its four mills which produce containerboard. Oji Paperboard will merge with the three containerboard manufacturers in the Group, Chuo Paperboard, Takasaki Sanko and Hokuyo Paper, while at the same time integrate with the four spun-off mills of Oji Paper. This process will result in the creation of an integrated structure, with Oji Paperboard handling all stages from production to sales.

Another focus was the expansion and improvement of production facilities. In October 2001 we restructured boxboard production operations at the Fuji Mill, and in March 2002 we completed the expansion of recycled paper pulping facilities at the Tomakomai Mill.

Sustained Robust Growth in the 21st Century

There are early indications that the performance of the Japanese economy has started to bottom out, and domestic economic performance is expected to shift to a gradual recovery trend in fiscal year 2002. However, the pulp and paper industry will continue to suffer from the effects of economic stagnation, and further negative growth is anticipated.

The Oji Paper Group has already refocused its Medium/Long-Term Management Plan toward the improvement of earning power through cost reductions based on internal restructuring. We have already started to implement measures under the plan, which does not rely on demand growth. In the new fiscal year we will use this restructuring as the foundation for efficient and flexible production systems. We will also continue our efforts to maintain and restore product prices and expand sales.

Pulp and paper industry manufacturing is a maturing industry in Japan. Future growth will depend on strategies that are based on broad perspectives. We believe that Asia offers growth opportunities for Oji Paper. The Chinese market is expected to show particularly rapid growth. In China the Oji Paper Group has established a corrugated containerboard subsidiary in Qingdao and another in Shanghai to manufacture high-quality thermal papers. It is also preparing to establish a forest plantation business in the Guangxi Zhungzu Autonomous Region. We plan to expand our activities in the Chinese market still further in the future.

Oji Paper has been an important player in the Japanese pulp and paper industry for almost 130 years. This tradition, which few companies can match, is an important asset and a source of great confidence for us. We are not afraid to implement bold reforms, and we will use our tradition as the foundation stone of a corporate group structure capable of sustaining robust growth in the 21st century. We look forward to the continuing support of our investors and shareholders.

June 2002

Masahiko Ohkuni
Chairman

Shoichiro Suzuki
President & CEO



Shoichiro Suzuki
President & CEO

Q.

In June 2002 you announced changes to the Medium/Long-Term Management Plan formulated in 2001. What were the reasons for those changes?

We adjust our Medium/Long-Term Management Plans annually to reflect progress each year. Under the 2001 plan, our target was to achieve consolidated ordinary profit of ¥100 billion in fiscal year 2004 (year ending March 31, 2005). This was based on our fiscal year 2000 result of ¥58.2 billion. After the plan was announced, it became apparent that domestic demand for paper and paperboard was finally peaking. We therefore decided to adjust the plan to reflect this difficult business environment.

Q.

Do you expect business conditions in the paper industry to remain harsh?

Most raw material industries in Japan experienced market saturation and near-zero demand growth in the 1990s. Yet the paper industry continued to enjoy demand expansion even during the so-called "lost decade."

I believe that this growth trend has now reached its limit. Even while demand continued to expand, the paper industry went through repeated cycles of winnowing and alliance formation. Today the top three groups control 60% of the market. There is little scope for further volume growth in our domestic sales of paper and paperboard, in part because of restrictions under the Antimonopoly Law.

Q.

What are the basic targets under the Medium/Long-Term Management Plan?

The most important target, ordinary profit of ¥100 billion in fiscal year 2004, remains unchanged, as do the various other numerical targets on which that figure is based. This aspect of the plan was the biggest focus of debate. We have adopted a range of policies designed to achieve our target. The key areas that we have identified are the improvement of earning power, the strengthening of financial structure, and the establishment of new directions for growth. Despite the harshness of the present business environment, we believe that we can reach the target by channeling more effort into these areas.

Overview of the Medium/Long-Term Management Plan


Structural Cost Decrease
Improvement in earning Power
Strengthening of financial structure
Establishment of new directions for growth

Q.

What is the reason for this strong commitment to the income target for the final year of the plan?

The Oji Group is the fifth biggest paper manufacturer in the world in terms of the scale of our operations. However, our profile in terms of earning power does not match that scale. The improvement of earning power is absolutely vital to our ability to compete with leading European and North American manufacturers. We are predicting sales of ¥1,200 billion in fiscal year 2004. Ordinary profit of ¥100 billion is the minimum needed to achieve a sales-income ratio of 8% in that year. As growth in the domestic market slows down, all paper manufacturers will shift their focus from market share expansion to the improvement of earning power.



Q.

What are the differences between the current plan and the previous one?

The plan that we adopted in 2001 was based on our prediction that we could achieve consolidated ordinary profit in excess of ¥100 billion, ¥124 billion to be specific. For the 2002 amendment of the plan, we chose ¥100 billion as a base figure that we would achieve at all costs, and we adjusted our various numerical targets on this basis. Because of the dramatic changes, including a price war, which affected the market environment between 2000 and 2001, we have switched to a plan under which the target will be attained solely through internal efforts, including cost-cutting measures.

Income Increase Factor Comparison

(FY 2004 Basis) Billions of Yen


130
120
110
100
90
80
70
60
50
40
30
20
10
0
124
26
10
23
65
estimated
100
45
23
12
20
verified
2001
Medium / Long-Term Plan
2002
Medium / Long-Term Plan
Cost Reduction
Personnel Reduction
Management Factors
FY 2001 Ordinary Profit



As I stated earlier, we originally drew up the current Medium/Long-Term Management Plan in 2001. Subsequently there was a sharp decline in demand for paper and paperboard in Japan, and it became apparent that the Japanese domestic market had reached saturation point. Global competitiveness will be increasingly important in the future, given the limited potential for growth in the domestic market, and we must enhance our ability to compete by improving our earning power. The changes to the current Medium/Long-Term Management Plan should be seen as a adjustment toward an emphasis on cost reduction, and toward realistic goals that will be less vulnerable to external influences.

Q.

So you intend to ease back on sales plans and work more aggressively to reduce costs?

How do you intend to increase your emphasis on cost-cutting as the main focus of the revised plan?

The plan announced in 2001 already included a variety of forward-looking cost-cutting measures. To increase the level of savings, we will implement a structural cost-cutting program across the entire Oji Paper Group. We will improve facility efficiency by transferring production items between mills, and we will withdraw from unprofitable activities through an accelerated program of mergers and closures affecting group companies. We will also step up existing measures. The plan calls for the achievement of savings of ¥19 billion in addition to the initial target.

Cost Reduction Break Down (FY2002—2004)

Billions of Yen

	2001 Medium/ Long-Term Plan	Additional Measures	2002 Medium/ Long-Term Plan
Boxboard Production restructuring	2	+3	5
Containerboard restructuring	2	+2	4
Corrugated container business restructuring	1		1
Engineering system restructuring	2.5		2.5
Logistics improvement	3.5		3.5
Energy conversion	3		3
Waste paper processing facility enhancement	3		3
Raw material measures		+5	5
Continuing cost reduction	9	+9	18
Cost reduction total	26	+19	45

Does the amended plan provide for additional reductions in labor costs?

In 1996 the Oji Paper Group employed 26,600 people. Since then the number has been reduced by almost 5,000. Last year we thought that it would be reasonable to target a further reduction of 1,100 by 2004, but we plan to reduce that by another 2,500, making the total reduction 3,600. Structural reforms, including mergers among group companies and efficiency improvements at plants, will lead to cost savings and reductions in labor expenses. We believe that we can achieve our goal through increased efforts in these areas.

Domestic Employee Trends



Revised to FY2002 Consolidated Company Basis
26,600
21,600
21,000
20,500
21,300
20,200
19,300
18,500
17,700
28,000
26,000
24,000
22,000
20,000
18,000
16,000
96/9
(Merger of New-Oji and Honshu)
02
03
04
05
06
Domestic Employees (2001 Medium/Long-Term Plan)
Domestic Employees (2002 Medium/Long-Term Plan)
Target Employees number

Oji Group Sales Volume/ Sales Price Trends
(Printing paper / Paperboard)



(1,000t/year)
(Yen/kg)
4,100
4,000
3,900
3,800
3,700
3,600
3,500
3,400
3,300
3,200
3,100
140
130
120
110
100
90
80
70
60
50
40
01 02 03 04 05 06
Sales Volume (Printing and writing paper)
Sales Volume (Paperboard)
Sales Price (Printing and writing paper)
Sales Price (Paperboard)

Of course we are also working to strengthen our selling power. We currently produce about 7 million tons of paper and paperboard annually. If we could look forward to higher product prices, we would be able to set higher sales targets. However, domestic demand is close to the saturation point, and we cannot afford to be optimistic with our sales targets. We want to make steady progress toward our targets without being deflected by external factors. That is why we have set extremely conservative targets for both the volume and value of sales. Those targets are based on current prices and the assumption that sales volumes will recover close to the level of fiscal year 2000.

Q.

Would you agree that the sales targets set down in the current Medium/Long-Term Management Plan are somewhat conservative?

Q.

How do you plan to strengthen your financial structure?

Basically we target reducing interest-bearing debt to below 50% of sales, but we are not sticking this rigorously as long as we can maintain a balance between debt repayment and investment. Effective capital investment is vital in this capital-intensive industry. In the present low-interest environment, we need to give priority to investment in facility upgrades rather than debt repayment. We will continue to hold the 64% line reached in fiscal year 2001 and invest aggressively with the surplus fund.

Interest-Bearing Debt Balance Trends



Billions of Yen
1,100
1,000
900
860
800
700
600
500
400
300
200
100
0
98 99 00 01 02 03
Target: ¥860 billion
(¥120 billion decrease compared to FY2002 vs 1997)

Q.

How do you plan to fund this increased investment?

We have funds totaling ¥590 billion, of which we plan to use ¥480 billion for investment. Our total investment will include capital investment of ¥350 billion in Japan. We urgently need to upgrade our facilities so that we can improve productivity. We are currently installing refuse-paper-and-plastic fuel (RPF) boilers in Tomakomai and Oita mills, and will follow up in several other mills. We reserve ¥130 billion for the "strategic reserve fund," to deal with sudden matters such as M&A.

Capital Plan (FY2002 – 2005)


Procurement
590 billion Yen
Depreciation and Amortization 350 billion Yen
After-Tax Operating Profit 240 billion Yen
Debt Repayment 30 billion Yen
Strategic Reserve Fund 130 billion Yen
Interest/Dividends, etc. 80 billion Yen
Application of Funds
590 billion Yen
Large-Scale Investment 160 billion Yen
Standard Domestic Investment 190 billion Yen



Q.

You also have a forward-looking overseas investment program. What kind of investments do you plan?

I want Oji Paper to have even greater growth potential, and we can find that potential in overseas markets. China is especially promising. Paper consumption in China has risen by 9% annually over the past 15 years, and we cannot afford to ignore this important market.

I believe that we should use a variety of investment formats in China, including the acquisition of local companies or the establishment of our own ventures. In my view, we can increase our chances of success by forming joint ventures that combine our production capabilities with the sales capabilities of local companies. We should take every opportunity to invest in good projects. In last year's Medium/Long-Term Management Plan we signaled our intention to invest actively in other countries. Since then, we have been able to gather a variety of useful information, and we are currently evaluating a range of interesting projects.

Q.

What is the significance of your corporate vision of Oji Paper as an "Asian corporation domiciled in Japan"?

While Japan is barely able to achieve 1% economic growth, there are many Asian economies that continue to register growth rates of several percent. Our future goal is to build a corporate group with broad links throughout Asia, by producing and selling paper in China and other Asian countries. Based on our experience in countries around the world, I am convinced that we can gain an important advantage over leading European and North American companies thanks to our in-depth knowledge of paper production at all levels from management to production, and efficient production systems based on advanced technology.

Advancing Into the Asian Market


Oriented Towards Continuous Growth
Asia: 1million tons
Target 5 Years Ahead
Japan: 9million tons
Target 10 Years Ahead
Japan: 9million tons
Asia: 3million tons

Aiming to Become an Asian Corporate Citizen Domiciled in Japan

Q.

Consolidated management of group companies is becoming increasingly important. What are the implications for Oji Paper?

Preceding the obligation of consolidated-basis accounting system in Japan, we have been working for some time to restructure our group companies to facilitate consolidated management. We are increasing our focus on core activities. Our decision to sell Eishogen, a highly successful liquor manufacturer, to Kirin Brewery, was based on this strategy of concentration. We have decided to hold Group Management Conferences, and have already changed group-based human resource and wage systems.

Q.

Do you have a message for Oji Paper's shareholders and investors?

The Japanese paper industry has huge potential. Although the Japanese market is nearing saturation, it faces a panorama of new and rapidly growing markets in Asia, and even in Japan it is starting to grow—not the sales but the profit. The Oji Paper Group is well positioned to excel in this environment. We are determined to maintain robust growth in the 21st century, and to play a leading role as the industry enters a new growth phase. We are working to maximize the potential of our excellent human resources, enhance our ability to develop advanced technology, and strengthen our selling power. I expect efforts in this areas to translate into healthy growth for Oji Paper in the future.

[Oji Paper's Business Environment]

[World Trends in the Pulp and Paper Business]

Paper Production and Consumption

In 2000, the world pulp and paper industry produced approximately 189 million tons of pulp and 323 million tons of paper and paperboard. Many North American and European companies are involved in all aspects of forest products, from timber production to distribution. In contrast, the Japanese industry consists mainly of pulp and paper manufacturers.

Paper consumption is closely linked to economic scale. The United States is the world's biggest consumer, with China in second place since 1997. Japan is the third largest consumer of paper. The United States also ranks first in terms of consumption per capita, while Japan is in seventh place. China's consumption per capita is still equivalent to only one-tenth of the Japanese figure, indicating that there is considerable growth potential in the Chinese market

Recent Changes in the Market Environment

The Oji Paper Group worked actively to expand the use of hardwood chips.

Eucalyptus trees are ready for harvesting in about seven years. Because the resource utilization cycle is short, the rate at which wood chips can be procured for use in paper production is dramatically higher.

Used paper is also becoming increasingly valuable as a raw material for paper production. Japan is poor in natural resources, but it has large quantities of high-quality used paper. There is strong public awareness that the world's natural forests are a finite resource, and it is possible that the world's paper manufacturing industries will change dramatically with the emergence of major new sources of raw materials, especially forest plantations and used paper.

World's Top 10 Producers, 2000 (1,000 tonnes)


0
10,000
20,000
30,000
40,000
50,000
60,000
90,000
US
Japan
China
Canada
Germany
Finland
Sweden
France
Korea
Italy
85,495
31,828
30,900
20,689
18,182
13,509
10,786
9,991
9,308
9,000

Source: PPI 2001 Annual Review

World's Top 10 Consumers, 2000 (1,000 tonnes)


0
10,000
20,000
30,000
40,000
50,000
60,000
100,000
US
China
Japan
Germany
UK
France
Italy
Canada
Korea
Spain
92,355
36,277
31,736
19,112
12,884
11,376
10,942
7,476
7,385
6,922

Source: PPI 2001 Annual Review

[The Business Environment for the Japanese Pulp and Paper Industry]

Japan produces and consumes almost 30 million tons of paper and paperboard, or about 10% of the world totals. About 5% of this output is exported, while imported paper accounts for just 4% of domestic consumption. As these figures indicate, the industry is focused primarily on domestic demand, and the role of overseas markets and sources is small. However, imports of printing paper and office paper from East and Southeast Asia, have started to expand in recent years. In PPC paper (cut-sheet paper for photocopiers, etc.), imports from Southeast Asia stands for nearly 30% of the Japanese market.

Japan is a resource-poor nation. This is reflected in a high paper recycling ratio, and used paper recovered in Japan accounts for 56% of paper raw materials. The remainder is made from wood pulp, of which about 20% is imported. However, imported materials account for about 70% of the woodchips used to make pulp.

Consumption Per Capita, 2000 (Kg)


0
100
200
300
400
US
331.7
Japan
249.9
Taiwan
229.4
EU
210.5
Singapore
160.3
Korea
156.1
China
28.4

Source: PPI 2001 Annual Review

[The Business Environment for Oji Paper]

Oji Paper's International Position

The Oji Paper Group produces 67 million tons of paper and paperboard annually. This is equivalent to 24% of domestic production. Oji Paper ranks alongside Nippon Unipac Holdings as one of Japan's leading corporate groups. It is also one of the top ten paper manufacturing groups in the world.

Oji Paper's Advantages

As an integrated pulp and paper manufacturer, the Oji Paper Group produces all kinds of paper and paperboard. Because of this broad product coverage, Oji Paper is able to spread the impact of market price fluctuations.

Oji Paper has mills throughout Japan. Under its optimized production system, large-lot items are produced at major mills, while small mills are used for specialty products. Transportation costs make up a substantial part of the price of paperboard, which is made from used paper. Oji Paper has minimized those costs by taking advantage of distributed mills throughout Japan to facilitate the collection of used paper and reduce transportation costs.

Ranking of World's Pulp and Paper Manufacturing Companies, 2000

Ranking	Net sales (100 billion)	Company	Major Operating Country
1	216	International Paper	US, etc.
2	136	Georgia-Pacific	US
3	120	Procter & Gamble	US
4	104	Stora Enso	Europe, etc.
5	101	Oji Paper	Japan
6	100	Nippon Unipac Holdings	Japan
7	82	Smurfit-Stone Container	US
8	73	Kimberly-Clark	US
9	73	UPM-Kymmene	Europe
10	69	SCA	Europe
15	47	Asia Pulp and Paper (APP)	Indonesia, China
23	30	Daio Paper	Japan
27	24	Rengo	Japan
38	16	Mitsubishi Paper Mills	Japan
47	12	Hokuetsu Paper Mills	Japan

Ranking by Sales of Pulp and Paper Products Source: PPI Oct. 2001

Financial Information

Contents

Conditions for the pulp and paper industry remained difficult in fiscal year 2001 (the year ended March 31, 2002). Paper demand fell due to decreased consumption of IT-related paper and a decline in advertising, at the same time paperboard demand also fell because of reduced demand in a number of sectors, including the electrical appliance and processed food industries. Market prices for paper showed moderate weakness but remained relatively firm overall. However, there was a sharp decline in paperboard prices, which were generally weak despite the emergence of a recovery in the second half of the year under review.

The Oji Paper Group worked to maintain prices in this environment by adjusting its production and sales policies to reflect demand trends in the market. We also implemented extensive cost-cutting measures affecting all aspects of our business operations, including steps to reduce energy consumption and labor-saving. As in the previous year, these efforts yielded significant results in fiscal year 2001.

Net Sales and Income

The market environment was harsh in fiscal year 2001. Consolidated net sales amounted to ¥1,203.8 billion, a decline of ¥49.1 billion, or 4%, compared with the result for fiscal year 2000. This result was reflected in consolidated operating income that was 50% lower at ¥36.3 billion, despite our determined efforts to reduce selling, general and administrative (SG&A) expenses. Consolidated ordinary profit was also substantially below the previous year's level at ¥20.1 billion.


Consolidated Net Sales/
Gross Profit Margin
(Billions of Yen)
(%)
1,500
1,200
900
600
300
0
25
20
15
10
5
0
98 99 00 01 02
Consolidated net sales
Gross profit margin


Consolidated SG&A Expenses/
SG&A Expenses to Net Sales
(Billions of Yen)
(%)
250
200
150
100
50
0
25
20
15
10
5
0
98 99 00 01 02
Consolidated SG&A expenses
SG&A expenses to net sales


Consolidated Ordinary Profit/
Ordinary Profit to Net Sales
(Billions of Yen)
(%)
60
50
40
30
20
10
0
6.0
5.0
4.0
3.0
2.0
1.0
0
98 99 00 01 02
Consolidated ordinary profit
Ordinary profit to net sales

There was a ¥30.3 billion valuation loss on investment securities due to the write-down of stock portfolios in the current year, and costs of ¥16.7 billion resulting from changes to the accounting standards for retirement benefits. Because these items were shown in the accounts in their entirety as extraordinary loss items, the end result was a consolidated net loss of ¥17.7 billion.

Segment Performance

Pulp and Paper Division

Demand for pulp and paper products was slack, and sales of paper and paperboard were below the previous year's level in volume terms. Market prices for paper remained weak throughout the year. Paperboard prices continued to stagnate, but prices recovered moderately in December, and prices remained at that level thereafter.

Net sales of pulp and paper products in fiscal year 2001 decreased by 5% to ¥699.4 billion in fiscal year 2001, compared with the previous year's result. Operating profit was significantly lower at ¥26.5 billion.



Consolidated Net Income (loss)/ Earnings Per Share (EPS)
(Billions of Yen)
(Yen)
20
15
10
5
0
-5
-10
-15
-20
98 99 00 01 02
Consolidated net profit (loss)
Earnings per share (EPS)



Consolidated Net Sales by Segment
(Billions of Yen)
Wood and tree-planting division
Other divisions
2001
1,252.9
Pulp and paper product division
Converted paper product division
2002
1,203.8



Consolidated Operating Profit by Segment
(Billions of Yen)
Converted paper product division
Wood and tree-planting division
Other divisions
2001
72.5
Pulp and paper product division
2002
36.3

Converted Paper Product Division

Stagnant economic trends caused a decline in demand for corrugated containerboard, which is the leading product in this segment. Prices also weakened. Domestic sales of thermal paper marked time, but exports to the Chinese and Southeast Asian markets fell sharply because of competition from European and South Korean manufacturers.

Net sales of converted paper products in the fiscal year 2001 amounted to ¥343.9 billion, a decline of 4% from the previous year's level. Operating profit fell sharply to ¥3.1 billion.

Wood and Tree-Planting Division

Net sales in this segment fell by 6% from the previous year's level to ¥48.5 billion, reflecting a softening of market prices for timber. Operating profit was substantially lower at ¥900 million.

Other

Sales generated by other activities increased by 1% to ¥112 billion, in part because of higher sales of real estate acquired for sale. Operating profit was 19% down at ¥5.8 billion.

Consolidated Total Assets


(Billions of Yen)
2,000
1,500
1,000
500
0
98 99 00 01 02

Consolidated Interest-Bearing Debt


(Billions of Yen)
1,000
800
600
400
200
0
98 99 00 01 02

Consolidated Shareholders' Equity/ Shareholders' Equity Ratio


(Billions of Yen)
(%)
500
400
300
200
100
0
30
24
18
12
6
0
98 99 00 01 02
Consolidated shareholders' equity
Shareholders' equity ratio

Financial Position

Consolidated total assets at the end of fiscal year 2001 amounted to ¥1,632.1 billion, a decline of ¥72.2 billion, or 4%, compared with the position at the end of fiscal year 2000. The main reason for the decline was a ¥58.6 billion reduction in current assets, especially accounts receivable–trade and inventories. Fixed assets declined by ¥13.6 billion, mainly due to the reduction of property, plant and equipment.

Total liabilities were cut by ¥59.9 billion, reflecting reductions in both current and fixed liabilities. Total short-term and long-term bank loans were reduced to ¥569 billion, ¥13.7 billion lower than the position at the end of the previous fiscal year.

Shareholders' equity declined by ¥12.4 billion to ¥424.3 billion, in part because of the use of consolidated reserves to pay dividends. As a result, the consolidated shareholders' equity ratio rose by 0.4 points to 26.0%.

Book-value Per Share



(Yen)
500
400
300
200
100
0
98 99 00 01 02

Return on Equity



(%)
5
4
3
2
1
0
-1
-2
-3
-4
-5
98 99 00 01 02

Cash Flows

Net cash provided by operating activities in the year ended March 31, 2002 were lower than in the previous year at ¥134.9 billion. Reasons for the decline include a net loss before income taxes and minority interests. Depreciation and amortization was similar to the previous year's level at ¥92 billion.

Net cash used in investing activities amounted to ¥100.2 billion. This figure reflects a substantial increase in expenditures for acquisition of investment securities, including an increased shareholding in Japan Brazil Paper and Pulp Resources Development Co., Ltd. (see Page 45). At ¥77 billion, capital investment in fiscal year 2001 was by ¥3.1 billion higher than in the previous fiscal year. The main investment items were paperboard production facilities at the Fuji Mill (see Page 39), and recycled-paper pulping facilities at the Tomakomai Mill (see Page 33).

Net cash used in financing activities in fiscal year 2001 amounted to ¥44.3 billion. Short-term bank loans increased by ¥5.2 billion, but long-term bank loans were reduced by ¥16.2 billion, and the year-end balance of commercial paper was ¥25 billion lower.

Cash and bank deposits at the end of fiscal year 2001 amounted to ¥35.1 billion, a reduction of ¥9.9 billion compared with the position at the end of the previous fiscal year.


Cash Flows
(Billions of Yen)
150
100
50
0
-50
-100
-150
00
01
02
Cash flows from operating activities
Cash flows from investing activities
Cash flows from financing activities


Depreciation and Amortization/
Capital Investment
(Billions of Yen)
140
120
100
80
60
40
20
0
98
99
00
01
02
Depreciation and amortization
Capital investment

Non-Consolidated Performance

Non-consolidated performance was also affected by reduced sales volumes and price stagnation resulting from lower demand. The non-consolidated net sales of Oji Paper Co., Ltd. amounted to ¥744 billion, a decline of 9% from the previous year's level. Operating profit and ordinary profit were both substantially lower at ¥24.9 billion and ¥16.5 billion, respectively. There were extraordinary losses due to valuation losses on shares and other factors. As a result, there was a net loss of ¥16.5 billion.

Though there was a net loss in the current year, management decided to pay an ordinary dividend of ¥4 per share, as in the previous year. This will be funded from the general reserve. This brought the total dividend for the year, including the interim dividend, to ¥8 per share, as in the previous year.

Price/Earnings Ratio


(Times)
140
120
100
80
60
40
20
0
98 99 00 01 02

Price/Book-value Ratio


(Times)
2.0
1.5
1.0
0.5
0
98 99 00 01 02

Market Capitalization


(Billions of Yen)
1,000
800
600
400
200
0
98 99 00 01 02

[Consolidated Balance Sheets]

Billions of Yen

Years ended March 31,	1998	1999	2000	2001	2002
ASSETS					
Current Assets					
Cash and bank deposits	69.7	50.5	42.9	42.0	**35.5**
Accounts receivable–trade	324.0	291.1	312.6	324.1	**289.0**
Marketable securities	*14.6*	*16.6*	*13.8*	*4.0*	***0.1***
Inventories	189.9	171.2	145.4	164.1	**145.0**
Advances	2.5	0.5	0.2	1.4	**0.6**
Short-term loans	3.2	4.5	3.7	3.2	**3.6**
Accounts receivable–other	10.8	11.5	10.2	8.6	**9.5**
Deferred income taxes	1.5	10.7	19.1	18.9	**25.6**
Other	3.1	4.2	3.6	4.3	**2.8**
Allowance for doubtful accounts	-3.5	-2.5	-2.8	-1.7	**-1.2**
Total current assets	615.8	558.3	548.7	569.0	**510.4**
Fixed Assets					
Property, plant and equipment	939.1	942.7	928.9	906.7	**895.0**
Intangible assets	4.0	3.8	8.3	8.8	**8.8**
Investments and other assets	233.0	243.3	223.9	219.7	**217.9**
Total fixed assets	1,176.1	1,189.8	1,161.1	1,135.2	**1,121.7**
Foreign currency translation adjustment	3.7	9.1	13.6	–	**–**
Total assets	1,795.5	1,757.2	1,723.4	1,704.3	**1,632.1**
LIABILITIES					
Current Liabilities					
Accounts payable–trade	224.5	198.5	209.9	235.4	**206.6**
Short-term bank loans	480.8	452.7	432.3	353.0	**356.6**
Commercial paper	57.0	28.0	8.0	68.0	**43.0**
Current portion of debentures	50.1	–	69.2	–	**20.0**
Accounts payable–other	19.1	14.5	13.1	18.3	**17.2**
Accrued expenses	50.9	45.7	45.0	52.7	**49.9**
Income taxes payable, etc.	8.7	2.2	3.3	5.3	**2.5**
Enterprise taxes payable, etc.	2.8	–	–	–	**–**
Deferred income taxes	–	–	0.2	0.2	**0.1**
Other	16.6	15.2	14.0	15.5	**12.8**
Total current liabilities	910.5	756.8	795.1	748.3	**708.6**
Non-Current Liabilities					
Debentures	149.2	189.2	120.0	160.0	**140.0**
Long-term bank loans	185.5	261.5	249.4	229.7	**212.4**
Deferred income taxes	–	2.1	15.7	17.1	**17.4**
Deferred tax liabilities on unrealized gain on land	–	–	–	–	**3.1**
Accrued retirement benefits*	66.5	75.0	76.1	89.4	**103.5**
Reserve for special repairs	0.1	0.1	0.1	0.1	**0.1**
Long-term deposits	12.7	13.2	12.6	13.0	**12.5**
Long-term notes payable for property, plant and equipment	2.7	1.8	0.9	–	**–**
Other	1.5	0.6	0.8	0.5	**0.5**
Total non-current liabilities	418.1	543.4	475.7	509.8	**489.6**
Total liabilities	1,328.6	1,300.2	1,270.7	1,258.1	**1,198.2**
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES					
Minority Interest in Consolidated Subsidiaries**	10.8	10.4	10.6	9.5	**9.6**
SHAREHOLDERS' EQUITY					
Common stock	103.9	103.9	103.9	103.9	**103.9**
Additional paid-in capital	98.7	98.7	98.7	98.7	**98.7**
Earned surplus reserve	21.5	–	–	–	**–**
Revaluation of land	–	0.0	1.7	1.7	**6.0**
Retained earnings	232.1	244.0	237.8	241.7	**215.0**
Unrealized gain on available-for-sale securities	–	–	–	–	**6.8**
Foreign currency translation adjustment	0.0	–	–	-9.4	**-6.0**
Treasury stock	0.0	0.0	0.0	0.0	**-0.1**
Total shareholders' equity	456.2	446.6	442.1	436.6	**424.3**
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	1,795.5	1,757.2	1,723.4	1,704.3	**1,632.1**

* In and before FY 1999 the figures were shown as "accrued pension and severance costs".
** The figures of minority interest in consolidated subsidiaries are shown as shareholders' equity item although in and before FY1997 they were shown as liability item.

[Consolidated Statements of Income]

Billions of Yen

Years ended March 31,	1998	1999	2000	2001	2002
Net sales	1,348.7	1,206.2	1,205.5	1,252.9	**1,203.8**
Cost of sales	1,045.2	963.3	944.8	943.6	**923.7**
Gross profit	303.5	242.9	260.6	309.4	**280.0**
Selling, general and administrative expenses	244.6	228.1	231.9	236.8	**243.7**
Operating profit	–58.9	14.8	28.7	72.5	**36.3**
Non-operating income					
Interest and dividend income	3.2	2.9	3.1	2.7	**2.2**
Equity in earnings of affiliates	–	–	1.1	4.1	**–**
Miscellaneous income	8.6	11.7	11.0	4.1	**5.7**
	11.7	14.6	15.2	11.0	**7.9**
Non-operating expenses					
Interest expenses and discount charges	12.4	17.6	15.3	14.3	**12.3**
Interest expense on debentures	5.9	–	–	–	**–**
Equity in loss of affiliates	–	2.2	–	–	**0.6**
Miscellaneous losses	12.3	9.0	12.3	11.0	**11.2**
	30.6	28.8	27.6	25.3	**24.1**
Ordinary profit	40.0	0.6	16.3	58.2	**20.1**
Extraordinary gain					
Gain on sale of investments in securities	–	–	1.2	0.0	**1.3**
Gain on securities contribution to employee retirement benefit trust	–	–	–	25.3	**–**
Gain on sale of fixed assets	0.8	1.8	4.0	3.5	**1.3**
Gain on sale of business divisions	–	–	–	4.5	**–**
	0.8	1.8	5.2	33.3	**2.7**
Extraordinary losses					
Loss on retirement of fixed assets due to reorganization of production operations	–	–	–	3.8	**3.2**
Provision for reorganization losses due to joint venture liquidation	3.2	–	–	–	**–**
Loss on sale of investments in securities	–	–	–	16.1	**–**
Loss on write-down of investments in securities	–	22.9	3.1	2.5	**30.3**
Amortization of transition amount derived from accrued retirement benefits	–	–	–	45.8	**16.7**
Provision for retirement benefits	2.9	8.4	2.9	–	**–**
Loss on natural disaster	–	–	–	0.8	**–**
Loss on shutdown of operation	–	1.1	–	–	**–**
Special retirement benefits	–	–	2.5	0.6	**–**
Exchange loss	–	0.9	–	–	**–**
Loss on reduction of fixed asset's cost	0.1	0.1	0.1	0.0	**0.3**
	6.1	33.4	8.6	69.6	**50.5**
Income (loss) before income taxes and minority interests	34.7	-31.0	12.8	21.9	**-27.8**
Corporation tax, resident tax and enterprise tax	18.0	3.5	4.6	6.7	**4.4**
Deferred taxes	0.0	-21.9	3.3	2.7	**-14.3**
Minority interest in net profit of consolidated subsidiaries	0.3	-0.2	-0.7	-0.4	**-0.1**
Amortization of consolidation adjustment	0.0	–	–	–	**–**
Equity in loss of affiliates	5.4	–	–	–	**–**
Net income (loss)	11.0	-12.4	5.6	12.8	**-17.7**

[Consolidated Statements of Cash Flows]

Billions of Yen

Years ended March 31,	2000	2001	2002
Cash Flows from Operating Activities			
Income (loss) before income taxes and minority interests	12.8	21.9	**-27.8**
Depreciation and amortization	94.5	91.7	**92.0**
Increase/decrease in accrued retirement benefits	0.6	17.0	**14.1**
Interest and dividends income	12.2	11.6	**10.1**
Gain (loss) on sale of marketable securities	-3.4	18.2	**29.0**
Gain (loss) on sale of fixed assets	2.1	5.1	**6.3**
Increase/decrease in accounts receivables and payables–trade	-6.5	18.8	**8.1**
Increase/decrease in inventories	-21.9	-16.7	**20.1**
Other	-5.6	5.6	**-0.1**
Total	128.7	173.1	**151.7**
Interest and dividends received	3.6	3.1	**2.9**
Interest paid	-15.4	-14.1	**-12.4**
Income taxes paid	-3.4	-4.4	**-7.2**
Net cash provided by operating activities	113.5	157.8	**134.9**
Cash Flows from Investing Activities			
Purchase of marketable securities	-0.2	-0.2	**-0.2**
Proceeds from sale of marketable securities	8.7	0.3	**0.2**
Acquisition of property, plant and equipment/ intangible assets	-70.7	-72.1	**-79.6**
Proceeds from sale of property, plant and equipment/ intangible assets	6.4	4.7	**2.7**
Investments in securities	-5.9	-6.8	**-25.1**
Proceeds from sale of investments in securities	3.8	0.5	**5.5**
Acquisition of consolidated subsidiaries due to change in the scope of consolidation	-6.1	-3.4	**–**
Loans and collections	5.0	-0.3	**-3.7**
Other	0.8	0.3	**0.1**
Net cash used in investing activities	-58.3	-77.1	**-100.2**
Cash Flows from Financing Activities			
Net decrease in short-term bank loans	-44.1	-81.3	**5.2**
Net increase/decrease of commercial paper	-20.0	60.0	**-25.0**
Borrowing of long-term bank loans	44.2	13.4	**18.3**
Repayments of long-term bank loans	-33.9	-35.1	**-34.5**
Proceeds from issue of debentures	–	40.0	**–**
Redemption of debentures	–	-69.2	**–**
Cash dividends paid by the Company	-8.3	-8.3	**-8.3**
Other	0.4	-0.1	**0.0**
Net cash used in financing activities	-61.8	-80.6	**-44.3**
Effect of foreign currency translation on cash and cash equivalents	-0.9	0.5	**0.6**
Net increase/decrease in cash and cash equivalents	-7.4	0.6	**-8.9**
Cash and cash equivalents at beginning of year	52.5	44.4	**45.0**
Increase/decrease in cash and cash equivalents due to merging consolidated subsidiaries	-0.7	0.0	**-1.0**
Cash and cash equivalents at end of year	44.4	45.0	**35.1**

[Non-consolidated Balance Sheets]

Billions of Yen

Years ended March 31,	1998	1999	2000	2001	2002
ASSETS					
Current Assets					
Cash and bank deposits	46.4	14.5	15.0	14.7	**15.2**
Accounts receivable–trade	233.4	208.6	211.6	219.4	**165.2**
Marketable securities	13.3	13.6	10.8	0.0	**0.0**
Inventories	108.8	93.3	80.3	90.3	**80.4**
Short-term loans	1.8	2.0	2.5	2.6	**3.5**
Accounts receivable–other	6.7	6.9	7.1	9.9	**9.3**
Deferred tax assets	–	7.3	15.0	15.0	**19.6**
Other	0.2	0.1	0.2	0.3	**0.8**
Allowance for doubtful accounts	-2.2	-1.5	-1.7	-0.8	**-0.4**
Total current assets	408.4	344.9	340.8	351.5	**293.5**
Fixed Assets					
Property, plant and equipment	725.8	991.1	673.6	650.1	**614.4**
Intangible assets	1.2	712.7	5.4	5.4	**5.2**
Investments and other assets	286.8	1.4	282.0	281.2	**295.7**
Total fixed assets	1,013.8	277.0	961.0	936.8	**915.3**
Total assets	1,422.3	1,335.9	1,301.8	1,288.2	**1,208.8**
LIABILITIES					
Current Liabilities					
Accounts payable–trade	142.7	127.1	129.9	145.4	**111.8**
Short-term bank loans	293.1	275.5	272.3	200.6	**200.8**
Commercial paper	57.0	28.0	8.0	68.0	**43.0**
Current portion of debentures	50.0	–	69.2	–	**20.0**
Accounts payable–other	16.7	10.6	14.3	22.1	**22.7**
Accrued expenses	34.8	27.5	26.8	32.8	**29.0**
Income taxes payable, etc.	7.2	0.1	0.1	0.1	**0.1**
Enterprise taxes payable, etc.	2.3	–	–	–	**–**
Notes payable for property, plant and equipment	13.8	9.0	2.9	2.8	**1.3**
Other	7.9	5.4	7.6	5.4	**4.9**
Total current liabilities	625.4	483.2	531.1	477.2	**433.6**
Non-current Liabilities					
Debentures	149.2	189.2	120.0	160.0	**140.0**
Long-term bank loans	118.9	163.4	156.6	149.5	**142.5**
Accrued retirement benefits*	52.4	55.4	54.7	64.1	**74.6**
Reserve for special repairs	0.1	0.1	0.1	0.1	**0.1**
Long-term deposits	11.9	12.2	11.6	11.9	**11.4**
Long-term notes payable for property, plant and equipment	2.7	1.8	0.9	–	**–**
Long-term other accounts payable	0.1	0.0	0.0	0.0	**0.0**
Total non-current liabilities	335.3	422.1	343.9	385.5	**368.7**
Total liabilities	960.7	905.2	875.0	862.8	**802.3**
SHAREHOLDERS' EQUITY					
Common stock	103.9	103.9	103.9	103.9	**103.9**
Additional paid-in capital	98.7	98.7	98.7	98.7	**98.7**
Earned surplus reserve	21.5	22.5	23.4	24.2	**24.6**
Other surplus	216.4	207.0	188.1	187.8	**188.1**
Unappropriated retained earnings	21.1	-1.4	12.7	10.9	**-14.7**
Unrealized gain on available-for-sale securities	–	–	–	–	**6.1**
Treasury stocks	–	–	–	–	**-0.1**
Total shareholders' equity	461.5	430.7	426.8	425.4	**406.5**
Total liabilities and shareholders' equity	1,422.3	1,335.9	1,301.8	1,288.2	**1,208.8**

*In and before FY1999, the figures were accrued pension and severance costs brought forward.

[Non-Consolidated Statements of Income]

Billions of Yen

Years ended March 31,	1998	1999	2000	2001	2002
Net sales	967.7	844.3	804.3	816.7	**744.0**
Cost of sales	762.6	697.4	647.2	616.4	**568.0**
Gross profit	205.1	146.9	157.1	200.3	**176.0**
Selling, general and administrative expenses	157.4	140.0	138.7	146.4	**151.1**
Operating profit	47.8	6.9	18.4	53.9	**24.9**
Non-operating income					
Interest and dividends income	4.7	4.4	4.4	4.5	**3.9**
Miscellaneous income	9.0	11.2	9.9	6.1	**5.3**
	13.7	15.6	14.3	10.6	**9.3**
Non-operating expenses					
Interest expense	13.3	12.4	10.4	10.2	**9.0**
Miscellaneous losses	7.9	5.8	6.5	6.9	**8.7**
	21.2	18.2	16.9	17.0	**17.7**
Ordinary profit	40.4	4.3	15.8	47.4	**16.5**
Extraordinary Gain					
Gain on sale of fixed assets	0.6	2.6	0.5	1.9	**4.2**
Gain on sale of investments in securities	–	–	–	–	**1.5**
Gain on securities contribution to employee retirement benefit trust	–	–	–	25.3	**–**
Gain on sale of investments in affiliated companies	–	–	0.8	–	**–**
	0.6	2.6	1.3	27.2	**5.8**
Extraordinary Losses					
Loss on retirement of fixed assets due to reorganization of production operation	–	–	–	3.5	**3.2**
Loss on sale of investments in affiliated companies	–	–	–	14.1	**–**
Loss on write-down of investments in securities	–	14.0	0.8	1.9	**30.1**
Amortization of transition amount derived from accrued retirement benefits	–	–	–	41.9	**12.7**
Provision for retirement benefits	2.9	2.9	2.9	–	**–**
Provision for allowance for doubtful accounts	–	–	–	–	**0.7**
Loss on natural disaster	–	–	–	0.8	**–**
Loss on shutdown of operation	–	1.1	–	–	**–**
Special retirement benefits	–	–	–	0.2	**–**
Loss on sale of investments in subsidiaries	–	–	–	–	**4.3**
Loss on write-down of investments in affiliated companies	9.6	41.0	6.0	0.9	**–**
Loss on reduction of fixed asset's cost	0.1	0.1	0.0	0.0	**0.3**
	12.5	59.0	9.7	63.3	**51.3**
Income (loss) before income taxes	28.4	-52.1	7.4	11.3	**-29.0**
Corporation tax, resident tax and enterprise tax	15.5	0.1	0.1	0.1	**0.3**
Deferred taxes	–	-22.2	3.0	4.2	**-12.9**
Net Profit (loss) at end of year	12.9	-30.0	4.3	7.1	**-16.5**

Corporate **Overview**

Contents

Optimized as a Group to Supply Every Type of Pulp and Paper Product





Evolution as a Leading International Pulp and Paper Group

Oji Paper was Japan's first modern paper manufacturer. It has evolved through a series of mergers into one of the world's leading integrated paper and paperboard manufacturing groups.

Business Optimization through Group Management

Paper manufacturing is a capital-intensive industry. This means that increases in the scale of operations also lead to improvements in productivity and competitiveness. However, expansion also has negative implications, including reduced efficiency and slow decision-making processes. The Oji Paper Group is transforming itself through a series of bold reforms, into a strong yet flexible pulp and paper manufacturing group capable of reaping the benefits of consolidated management.

Worldwide Activities

The Oji Paper Group is steadily strengthening the structures for its various business activities. It is also expanding the geographical scope of those activities to encompass Asia and the world in preparation for a new phase of growth for the entire group.



Oji Group's Core Businesses

Paper Manufacturing

		Production	Sales	Production Management
Paper	Newsprint	Oji Paper Co., Ltd.	Newsprint Business Division	
	Publication, Printing and Office Papers		Paper Business Division	
	Communications Papers	Oji Paper Specialty Papers Company		
	Specialty Papers			
	Packaging Papers		Boxboard and Packaging Paper Business Division	
	Household Products	Oji Paper Household Products Company	Nepia Co., Ltd.	
Paperboard	Boxboard and Other Paperboards		Boxboard and Packaging Paper Business Division	
	Containerboard	Oji Paperboard Co., Ltd.		

Paper and Paperboard Processing

	Production	Sales	Production Management
Paperbox Products	Oji Packaging Co., Ltd.		Oji Paper Packaging Company
Corrugated Containers (Sheet and Box)	Oji Container Co., Ltd.		

Newsprint


Oji Group's
Market Share in Japan
30%
Newsprint

Newsprint is a paper product that is very familiar to consumers. It accounts for about 20% of total paper demand in Japan. In recent years, the newspaper publishing industry has introduced a number of innovations, including increased use of color printing and the introduction of high-speed rotary presses. Oji Paper responds to these needs by reliably supplying thin, light paper that is also very strong and ideal for attractive color printing.

[Products] Lighter, Stronger Newsprint—Quality Products for Superior Color Reproduction



Today, newsprint is generally supplied as an order-made product to meet the specific requirements of newspaper publishers' printing equipment. Users require increasingly sophisticated product characteristics. For example, paper must be thin, but not transparent, and strong. Oji Paper has the advanced technology needed to meet these requirements.

[Topics] Used Paper Content of Newsprint above 60%

Because newsprint is used in such huge quantities, recycling is an important consideration. Oji Paper has installed additional used paper recycling [deinked pulp (DIP)] capacity at its Tomakomai Mill. The used paper content of its newsprint will rise still further when the new facilities become operational in February 2002.



The used paper recycling facility at the Tomakomai Mill

[Strategies] Maintaining Market Share—Integrated Strategy Encompassing Products, Production and Marketing

Oji Paper has worked to maintain its market share on the strength of its superior product quality, its reliable supply systems, its ability to develop products to meet user needs, and its excellent after-sales service capabilities.

[Facilities] World's Biggest Newsprint Production Facilities

The Tomakomai Mill is Oji Paper's main production plant for newsprint. Its advanced facilities, including its N-6 machine, are designed for intensive, large-volume newsprint production. Finished products are loaded onto specialized high-capacity vessels directly on the truck chassis to eliminate the need for reloading. This system allows Oji Paper to supply newsprint reliably to all regions of Japan.



The N-6 machine at the Tomakomai Mill

Publication, Printing and Office Papers

Oji Paper supplies printing papers used to produce books, magazines and other publications, as well as catalogs, brochures and manuals. It also supplies office paper for use in copiers. Various qualities are required, depending on the purpose of the printed material and the type of printing press used. Oji Paper offers a wide range of products to meet every need.

Oji Group's Market Share in Japan


25%
Printing Papers*
22%
Office Paper

*Coated, uncoated and thin-coated paper



Publication and Printing Papers

Publication and printing papers are used to produce a wide variety of printed materials, including books, magazines, catalogs, brochures, manuals and flyers. This category accounts for about one-third of paper consumption in Japan. Oji Paper supplies an extensive range of products to meet a variety of user needs.

[Products] Excellent Reputation Backed by Extensive Range of Superior Products

Oji Paper is highly regarded as a supplier of a wide range of both coated papers and uncoated papers. Its most popular products in recent years have included the "Green 100" range of 100% recycled paper, as well as a series of products manufactured using woodchips produced from Oji Paper's own overseas forest plantations, and paper that can be stored for 1,000 years.



"Green 100 Series"

[Topics] Productivity Gains through Centralized Production in Large-Scale Mills

Japanese and foreign companies compete fiercely in the market for publication and printing papers. Oji Paper's strategy in this environment targets efficiency improvements through centralized production in large-scale mills. In 2002, it shut down less-competitive paper machines at its Kasugai and Nichinan Mills. Production was transferred to bigger machines, bringing major improvements in productivity.



"OK Non-Wrinkle"

"OK Non-Wrinkle"—Good News for Users of Rotary Offset Presses

Rotary offset printing has major cost advantages for high-volume printing. However, a long-standing problem with this method of printing has been wrinkling caused by different rates of shrinkage in printed and blank areas of the paper. Oji Paper has "OK Non-Wrinkle," the world's first wrinkle-free printing paper for offset presses. Oji Paper has applied for a patent for the new paper, which went on sale in 2002.

Office Paper

There has been a rapid increase in imports of low-cost office paper, including copier and printer paper, from Southeast Asia. The Oji Paper Group has established overseas procurement systems, while switching an increased percentage of its domestic production to environment-friendly recycled papers. This strategy meets the needs of both price-conscious and ecology-conscious users.



[Products] Products for the IT Era

In addition to PPC paper for use in copiers, Oji Paper also produces the main types of papers used for computer input and output, including computer forms, carbon-free papers and OCR papers. Another product category that has become increasingly important in recent years is paper for high-performance computer printers, which are used for on-demand printing of small print runs.

[Topics] Nichinan Mill Wins Top Paper Quality Award

Oji Paper's Nichinan Mill was selected for the top prize in the fifth *Annual Paper Quality Awards* organized by Xerox. The judging criteria include the incidence and nature of complaints and problems and the efforts made to improve quality. The Nichinan Mill received the highest rating among the five mills of several companies that produce Xerox copy paper.



Awarded Xerox highest paper-quality award

[Strategies] Strategy Based on Production Volumes and New Products

The volume of manuals, catalogs and other materials printed has risen with growth in sales of personal computers, mobile telephones and other IT equipment. IT-related demand has leveled out, and Oji Paper's strategy combines adjustment of production volumes to market trends, with aggressive sales expansion, including the launching of new products.

[Facilities] Yonago Mill—High-Tech Production of High-Quality Coated Papers

The Yonago Mill's N-1 advanced paper machine and coating machine have been in operation since 1997. Many state-of-the-art facilities combine high throughput with the production of high-quality coated papers with a superior luster.



The N-1 coating machine at the Yonago Mill

Communications Papers, Specialty Papers

The evolution of electronic equipment has been paralleled by the development of a variety of new functional papers, including inkjet papers, thermal papers and electronic materials. Oji Paper has established an "internal" company responsible for specialty papers. This organization maintains a flexible approach to product development in this evolving field.


Oji Group's
Market Share in Japan
24%
Communications
Papers



Communications Papers

Demand for Communications papers used in electronic equipment has expanded rapidly with advances in information technology and the growing use of IT equipment. The Oji Paper Group is a leading manufacturer of thermal paper and has a 25% share of the world market. It supplies an extensive range of communications papers, including inkjet papers, magnetic recording papers and thermal sublimation transfer paper.

[Products] Oji Paper Technology in Use—Train Tickets for Automatic Wickets at Stations

Thermal paper is used increasingly to print receipts and ATM statements. The Oji Paper Group has developed a variety of products with enhancements that include improved durability and resistance to heat and light. It has also gained an excellent reputation for high-quality, high-tech inkjet papers. Oji Paper technology, in the form of magnetic recording paper, is also widely used in the transportation sector as parking lot tickets and tickets for automatic wickets at stations.



Opening of Oji Specialty Paper (Shanghai)

[Topics] Oji Specialty Paper (Shanghai) Established to Manufacture Thermal Paper in China

In recent years there has been a dramatic increase in demand for thermal paper used in cash registers, ATMs and medical equipment. Because of its rapidly expanding economy, China is seen as a promising growth market. In 2001, Oji Paper established a Chinese subsidiary, and in 2002, it expanded the processing capacity of that company.



"POD Series"

POD Series—Optimized Products for Print on Demand

There has been an increase in the use of computer-based print-on-demand capabilities, whereby small print runs are produced from digital data on high-performance printers. In 2001, the Oji Paper Group introduced the "POD (print-on-demand) Series," the world's first range of high-resolution papers optimized for print-on-demand applications.

Specialty Paper, Film

Paper is a material with limitless possibilities. With special processing, it can be used for a variety of purposes. The Oji Paper Group has a strong commitment to research and development and has introduced a wide range of advanced paper products, including ultra-thin papers and specialty papers used in electronic products, as well as plastic wrapping films.



[Products] Specialty Papers: From Ultra-Light to Electronic

Oji Paper supplies "Corona" ultra-light printing papers and fancy papers with various unique characteristics. Its line-up of processed papers also includes self-adhesive film and paper, label paper and aluminized paper. Another example of Oji Paper's advanced product technology is its aramid paper, which is used as a substrate for electronic circuits.



Aramid paper for electronic substrates

[Topics] Production and Sales Integrated for Improved Competitiveness

The Oji Paper Group is currently restructuring its business operations, mills and production facilities to strengthen the earning power of its specialty paper business. Two subsidiaries, Shinfuji Paper Co., Ltd. and Abekawa Paper Co., Ltd. will be merged into Fuji Paper in 2003. Oji Paper will continue to strengthen its competitiveness through the integration of production and sales, including the partial transfer of sales functions from the parent company.

[Strategies] Emphasis on Growth Products

The Oji Paper Group is also focusing on other product categories with growth potential, including high-grade ink-jet paper and thermal sublimation transfer. In the area of electrical materials, Oji Paper has discovered that ultra-thin industrial plastic film (EPP) has a promising future as a capacitor material in fuel cell vehicles.

[Facilities] Advanced Paper-Coating Facilities at Kanzaki Mill

The Kanzaki Mill is a specialized plant producing a wide range of communications papers and specialty papers, including thermal paper, inkjet paper and carbon-free paper. It is also actively involved in the development of special coating technologies in cooperation with the neighboring Amagasaki Research Center.



The Kanzaki Mill

Containerboard

Oji Group's
Market Share in Japan


28%
Containerboard

Corrugated containers account for one-quarter of the Japanese market for packaging materials. The Oji Paper Group produces containerboard, the basic material for corrugated containers, at mills throughout Japan. The mills are currently operated by four production companies, and the products are sold through Oji Paperboard Co., Ltd., but in October 2002, production and sales will be integrated under Oji Paperboard.



[Products] Functional, Attractive Corrugated Containerboard

Corrugated board is made from liners, which make up the outer surfaces, and fluting material, which is sandwiched between the liner layers. Because the printing on corrugated containers acts as advertisements, Oji Paper offers a wide range of liners that combine strength with excellent printing characteristics.

[Topics] Optimizing Production Capacity through Facility Restructuring

Oji Paper has already started to adjust production facilities within its group. In 2002 it mothballed three containerboard machines, reducing the containerboard production capacity of the Oji Paper Group by about one-tenth, at the same time reducing the mills from 12 to 11. These changes will help to optimize facility operating rates.



Containerboard-business integration

[Strategies] Oji Paperboard the Hub of an Integrated Production-Sales Structure

Oji Paperboard started as the containerboard sales company for the Oji Group in July 2001. In October 2002, Takasaki Sanko Co., Ltd., Chuo Paperboard Co., Ltd. and Hokuyo Paper Co., Ltd. will merge with Oji Paperboard. At the same time, Oji Paper's four containerboard mills will be spun off into Oji Paperboard, which will become an integrated production-sales organization.



The L-1 machine at the Kushiro Mill

[Facilities] The Kushiro Mill—Multifaceted Production Capabilities

The Kushiro Mill was established in 1959 as a specialized containerboard plant. With facilities that include Japan's biggest L-1 board machine, the Kushiro Mill plays an important role in Oji Paper's nationwide network of containerboard mills.

Packaging Papers, Boxboard

There is renewed recognition of paper's advantages, from a recycling and environmental perspective, as a material for product containers such as packaging and bags. Boxboard and kraft paper are environment-friendly materials and the Oji Paper Group is Japan's leading manufacturer of packaging paper and boxboard for paper containers.


Oji Group's
Market Share in Japan
27%
Packaging Papers
30%
Boxboard

Packaging Papers

[Products] Products for Every Use



One of the best-known packaging papers is kraft paper, found in products ranging from cement sacks to shopping bags and envelopes. Depending on the intended use, the paper may be required to possess different characteristics, such as strength, feel or attractiveness when printed. The Oji Paper Group supplies a wide range of packaging papers, from luxury products to low-cost materials.

Boxboard

[Products/Topics] Major Productivity Improvements



The Oji Group is working to maximize production efficiency. In 2001, the world's fastest white boxboard production machine was installed at the Fuji Mill. With a daily capacity of 650 tons, the machine can produce 800 meters of boxboard per minute. The new machine has replaced three obsolete machines.

[Strategies] Status as Leading Manufacturer Backed by Integrated Group Strengths

Future strategy calls for increased cooperation among group companies. Oji Paper sees this cooperation as the best way to strengthen its position as the leading manufacturer of boxboard and packaging papers through improved communications with customers and continuing enhancement of its product range.

[Facilities] Advanced Recycling Technology

The Fuji Mill uses leading-edge recycling technology, and recycled paper makes up 95% of its raw materials. In 2001, it installed a new paperboard machine with the world's best production speed and capacity. Besides boxboard, the Fuji Mill also produces printing papers, including the popular "Yamayuri" thin-coated recycled papers.


The N-2 machine at the Fuji Mill

Household Products

Paper products, such as tissue papers, toilet paper and disposable diapers, have become indispensable to modern lifestyles. The Oji Paper Group produces some of Japan's best-known brands, including "Nepia," "Hoxy," "Doremi" and "Nepia Tender." As a manufacturer with a profound knowledge of paper, the Oji Paper Group is able to supply a wide range of high-quality, environment-friendly household paper products to enhance the quality of life.

Oji Group's Market Share in Japan


16%
Household Products*

*Tissue paper, toilet paper and paper towels


nepia
45m
nepia

Household Products

[Products/Topics] New Product Concepts Make "Nepia" Brand Popular

Oji Paper Group sells tissue paper under two brands. The "Nepia" brand has a reputation for product innovation, including the introduction of compact packages, while the "Hoxy" brand is made from recycled paper. Nepia's "Aloe & Mint" range of super-moist tissues has been extremely popular since they first went on sale in the hay-fever season.


M60
L32

Disposable Diapers

[Products/Topics] "Doremi Pants" Range Updated in Spring of 2002

Oji Paper's line-up of disposable diapers consists of "Doremi" and "Doremi Pants" products for infants and the "Nepia Tender" range for adults. Oji Paper's infant diaper range was updated in the spring of 2002, and the products are now easier to apply and gentler on the skin. They are also treated with natural eucalyptus extract to prevent diaper rash by suppressing ammonia production.

[Strategies] Consumer Needs the Starting Point for Business Restructuring

The household product business is one of the few areas in which the Oji Paper Group deals directly with consumers. The Oji Paper Group is working to enhance its competitiveness by restructuring its business from the downstream level to reflect consumer needs and by developing innovative products.



The disposable diaper manufacturing machine at the Nagoya Mill

[Facilities] Tokushima Mill—Producing High-Quality Household Products

The Tokushima Mill, which became operational in 1998, is an advanced production facility for household products. Its super-high-speed paper machine has a throughput of 2,000 meters a minute. The Tokushima Mill is part of a highly efficient household product supply network that includes plants throughout Japan.

Packaging

Corrugated containers play an important role in transportation by protecting goods and keeping them together. Paper containers enhance product functions and appearance. The Oji Paper Group can design and process corrugated containers and boxboard products from the raw material development stage. Its network of plants, offices and associated companies provides prompt solutions to customer needs.

Oji Group's Market Share in Japan


15%
Corrugated containers*

*Corrugated sheets

Corrugated Containers

[Products] Group Companies Merged into Oji Container


OJI PAPER
OJI PAPER
PACKAGING SYSTEM

The Oji Paper Group also produces many specialized corrugated containerboard products, including varieties with enhanced water-resistance. In 2001, the corrugated container division of Oji Paper's packaging company and seven corrugated container companies in the Oji Paper Group were merged to form Oji Container.

Paperbox Products

[Topics] From Design to Production: Broad Scope and Capabilities


OJI PAPER

Oji Packaging takes full advantage of a wide array of printing and processing technologies to produce intricate packaging such as boxes for confectionaries and cosmetics. The company's containers made using white linerboard, and its microflute, ultra-thin corrugated containers are popular as packaging for high-precision electronic devices. The Oji Paper Design Center provides expert assistance with box design.

[Strategies] Emphasis on Cost Competitiveness and Expansion

Changes in Japan's business environment, including a shift to overseas production and increased imports of agricultural products, stirred intense competition in the container business. Its strategic assets are a network centering on Oji Container and Chiyoda Container in the corrugated containers business, and the advanced technology of Oji Packaging in box products.

[Facilities] Oji Container—Nagano Mill

The Oji Paper Group's most advanced corrugated container mill, the Nagano Mill, is the biggest of Oji Paper's nationwide network of 48 production facilities. The mill is intensively automated and has a monthly production capacity of 10 million square meters.



Oji Container-Nagano Mill

Consolidated Subsidiaries/Affiliates Accounted for by the Equity Method

Paper Manufacturing
Oji Paperboard Co., Ltd.
TAKASAKI SANKO Co., Ltd.◆*1
O.I.R Co., Ltd.*1
Chuo Paperboard Co., Ltd.
Hokuyo Paper Co., Ltd.
Shinfuji Paper Co., Ltd.*2
Abekawa Paper Co., Ltd.*2
Yupo Corporation◆
KANZAKI Specialty Papers Inc.
KANZAN Spezialpapiere GmbH
Bowater Maritimes Inc.◆

Household Products
Nepia Co., Ltd.
Hoxy Co., Ltd.

Whiteboard/Containers
Oji Container Co., Ltd.
Chiyoda Container Corporation
Oji Packaging Co., Ltd.
Shizuoka Oji Container Co., Ltd.
Kyodo Shiko Co., Ltd.
Musashi Oji Container Co., Ltd.
Oji Interpack Co., Ltd.
Honshu Rheem Co., Ltd.
Kyushu Packaging Co., Ltd.
NIHON SEIKAHOSO Co., Ltd.
Kiyoshi Yoki Co., Ltd.◆
Suzunaka Co., Ltd.
Honshu petrochemistry Co., Ltd.
Nishiko Danboru Co., Ltd.
Sogo Shiki Co., Ltd.
Kyodo Hinode Sangyo Co., Ltd.

Paper/ Film Processing
Oji Tac Co., Ltd.
Chuetsu Co., Ltd.◆
KS-SYSTEMS INC.
OJI SEITAI KAISHA, LTD.
Oji Kinocloth Co., Ltd.
Apica Co., Ltd.
Toyo Pack Co., Ltd.
Tokyo Sangyo Yoshi Co., Ltd.◆
Hokuyo Shiko Co., Ltd.
Saga Itagami Co., Ltd.
Shinomura Chemical Industry Co., Ltd.
Oji Paper (Thailand) Ltd.

Afforestation/Recycled Paper/Pulp/Timber
Japan Brazil Paper and Pulp Resources◆
Oji Timber Co., Ltd.
Oji Forestry & Landscaping Co., Ltd.
Oji-Saitou Recycling Resources Co., Ltd.
Kashima Mokuzai Sangyo Co., Ltd.
Kyoei Mokuzai Co., Ltd.◆
Saninmaruwa Forestry Co., Ltd.◆
ALPAC Forest Products Inc.◆
JANT Ltd.
Pan Pac Forest Products Ltd.

Logistics
Oji Logistics Co., Ltd.
Yufutsu Wharf Co., Ltd.◆
Fuji Rinkai Warehousing Co., Ltd.
Hirata Warehouse Co., Ltd.◆
Oji-Pier Terminal Co., Ltd.
Yamato Unyu Co., Ltd.◆
Tomioka Oji F and L Co., Ltd.
Kikkou Tsuuun Co., Ltd.◆
Oji Kaiun Co., Ltd.

Trading
Kokusai Pulp & Paper Co., Ltd.◆
Kyokuyo Pulp & Paper Co., Ltd.◆
Oji Trading Co., Ltd.
Shinfuji Trading Co., Ltd.
Oji Paper Canada Ltd.

Engineering
Oji Engineering Co., Ltd.
Oei Kogyo Co., Ltd.

Contracting/Service
Oji Business Center Co., Ltd.
Kure Oji Shigyo Co., Ltd.
Oji Shigyo Co., Ltd.
Honshu Toshin Co., Ltd.
Ebetsu Oji Shigyo Co., Ltd.
Nichinan Oji Shigyo Co., Ltd.
Yonago Oji Shigyo Co., Ltd.
Tomakomai Kyowa Service Co., Ltd.
Yonago Oji Service Co., Ltd.
Kanzaki Oji Shigyo Co., Ltd.
Tomakomai Oji Shigyo Co., Ltd.
Nichinan Shoji Co., Ltd.

Other
Oji Cornstarch Co., Ltd.
Oji Real Estate Co., Ltd.
Honshu Living Center Co., Ltd.
Maruhiko Watanabe Construction Co., Ltd.◆
Hotel New Oji Co., Ltd.
Tomakomai Oxygen Co., Ltd.◆
Honshu Estate System Co., Ltd.*3
Oji Service Center Co., Ltd.
Ei Sho Gen Co., Ltd.*4
Nakatsu Shiko Co., Ltd.◆
Oji Salmon Co., Ltd.
Nippon New Zealand Trading Co., Ltd.
Oji Hall Co., Ltd.
KANZAKI U.S.A Inc.

*1 In October 2002, these companies will merge with Oji Paperboard.
*2 Shinfuji Paper Co., Ltd. and Abekawa Paper Co., Ltd. are to merge on January 1, 2003 and become Fuji Paper Co., Ltd.
*3 Renamed Oji Finance Co., Ltd. in September 2002.
*4 All shares held by Oji Paper were sold in April 2002.
◆ Affiliates Accounted for by the Equity Method

Other Activities

We are very proud of the variety and the wide-ranging capabilities of our subsidiaries, from which we have benefited in so many ways over the years. We would like to highlight some of these important companies within our Group.

Yupo Corporation
Yupo Corporation was established as a joint venture by Oji Paper and Mitsubishi Chemical Corporation. It supplies Yupo, a polypropylene-based material that combines the advantages of paper and plastic. It is the world's leading manufacturer of synthetic paper, with a 70% market share

Oji Logistics Co., Ltd.
Oji Logistics was established through the merger of five distribution companies within the Oji Paper Group. Its mission is to improve efficiency by integrating physical distribution and information. It is involved in all aspects of logistics, from integrated land and sea transportation to warehousing.

Oji Engineering Co., Ltd.
This engineering firm designs, installs and maintains production facilities in paper mills. It has developed a number of sophisticated devices, including the "OK Flotator," for use in recycled paper pulping facilities.

Oji Forestry & Landscaping Co., Ltd.
This company's forestry activities include forest management and development. It also undertakes landscaping projects, including the development of parks, walking tracks and biotopes.

Oji Trading Co., Ltd.
This company develops new business opportunities based on the powerful product development capabilities, information networks and human resources of the Oji Paper Group. It serves a wide range of both group and non-group customers.

Intra-group Relationships



Raw Material Procurement
Pulp & Paper Production
Paper Processing
Distribution
Other
Oji Forestry & Landscaping
Oji Timber
Overseas Forest Plantations
Oji-Saitou Recycling Resources
Timber
Wood Chips
Timber
Wood Chips
Recycled Paper
Recycled Paper
Household Products
Printing Paper, etc.
Specialty Paper
Corrugated Containerboard
Other
Hoxy
Household Products Company
Oji Paper
Specialty Papers Company
Abekawa Paper
Shinfuji Paper
(Soon to merger)
Oji Paperboard
Yupo Corporation
Chuetsu
Products
Products
Products
Corrugated Container Production
OJI SEITAI KAISHA
Apica
Oji Paper (Thailand)
Oji Container
Oji Specialty paper (Shanghai)
Chiyoda Container
Oji Packaging
Other
Nepia
Oji Trading
Oji Engineering
Oji Logistics
Oji Business Center
Oji Scientific Instruments
Other

Forest-Planting Activities

Forest development has been an integral part of the activities of the Oji Paper Group for more than a century.

The pulp and paper industry has a long history of resource conservation and recycling, which have now emerged as global priorities. Oji Paper became involved in resource conservation and recycling shortly after its establishment, and its corporate activities have been driven by the dual forces of business expansion and forest development. As a result of this commitment, it is the biggest forest owner in Japan, apart from the government. It is also involved in forest-planting activities in other countries.

[Overseas Forest-Planting Activities]

Turning Wasteland into Green Forests

Following the Oji Paper Group's development technology that would allow hardwood (timber from broadleaf trees) to be made into paper, the focus of its forest-planting activities shifted overseas. Forests are planted in areas previously devoid of trees, such as pasture or wasteland. The trees are ready for harvesting after 6 to 12 years, and the cycle then begins again with the planting of new trees. Oji Paper manages 10 forest plantations in 6 countries, including JANT in Papua New Guinea, Albany Plantation Forest Company of Australia (APFL), and Pan Pac Forest products (Pan Pac) in New Zealand.

At the end of 2001, it established Guangxi Oji Plantation Forest in China. Oji Paper plans to expand its overseas forest plantation area from 138,000 hectares at the end of March 2002 to 200,000 hectares by 2010. It will then be able to meet one-third of its woodchip requirements from its own plantations.

[Topics]

New Zealand Company Granted Forest Stewardship Council Certification

Pan Pac, an Oji Paper Group forest plantation and pulping company in New Zealand, has achieved certification by the Forest Stewardship Council (FSC), an organization dedicated to sustainable forest management. This is the first time that a certification has been granted to a forest plantation operation established overseas by a Japanese company.

First Shipment of Chips from Australian Plantation Project

In March 2002, Albany Plantation Export Company (APEC), a chip-processing company established in Australia, loaded its first shipment of chips produced from the APFL plantation. The company aims to ship one million tons annually in the future.

[Forest Holdings]

Domestic Activities and the Environment

Forests owned by the Oji Paper Group in Japan cover 190,000 hectares. The Group aims to use timber from its Japanese forests for purposes with higher added value than pulp production, such as construction, and many years will be needed before the majority of trees have matured sufficiently. In the meantime, the forests will continue to contribute to the public good by absorbing greenhouse gases, by conserving water resources, and by providing environments for various flora and fauna.


Nursery


Planting in Australia


GPFL (Australia)


One of the forests in Japan (Niseko)

Overseas Business Activities

Oji Paper aims to become an "Asian Corporate Citizen Domiciled in Japan" by expanding its activities on a global scale.

The Oji Paper Group is also active overseas. Its overseas operations currently include the production and sale of pulp, newsprint and printing papers in North America, Europe and Asia. With a 25% market share, Oji Paper is the leading supplier of thermal paper. Meanwhile the growth of Asian economies in recent years has prompted the Oji Paper Group to accelerate the development of its business activities in Southeast Asia and China.

[Expansion of Overseas Activities]

From Brazil to North America, Europe and Asia

In North America, The Oji Paper Group has Howe Sound Pulp and Paper (HSLP) to manufacture and sell newsprint and pulp in Canada, and KANZAKI Specialty Paper (KSP), which manufactures and sells thermal paper in the United States.

The Oji Paper Group has continued to expand its overseas thermal paper operations in Europe, by the establishment of KANZAN Spezialpapiere in Germany. In the current year, it created Oji Specialty Papers (Shanghai) to process thermal paper in China. Until recently, Japan Brazil Paper and Pulp Resources Development Co., Ltd. (JBP) and Brazilian company Companhia Vale da Rio Doce (CVRD) jointly ran Celulose Nipo-Brasiliera S.A. (CENIBRA), but in 2001, JBP bought CENIBRA. As the biggest shareholder in JBP, Oji Paper plans to link CENIBRA, which uses only plantation lumber and is the most cost-competitive pulp producer in the world, into the Asian expansion strategy of the Oji Paper Group.

Asian members of the Oji Paper Group include Oji Paper (Thailand) (OPT), a highly successful producer of carbon-free paper. For corrugated container business, Oji Paper has Qingdao Oji Packaging in China and OJITEX in Vietnam. These activities reflect the Oji Paper Group's strong commitment to its future vision as a Japan-based Asian company.


KANZAN
QINGDAO
OJI PACKAGING
SHANGHAI EASTERN
OJI PACKAGING
OJI SPECIALTY PAPER (SHINGHAI)
CPFL
OPT
QPFL
OJITEX
JANT
BPFL
APFL
GPFL
EPFL
PAN PAC
SPFL
AFPI
HSLP
KSP
BMI
CENIBRA
Mill/Factory
Plantation

Oji Paper Overseas Location Distribution


KSP (US)


OPT (Thailand)


CENIBRA (Brazil)


Qingdao Oji Packaging (China)

Research and Development Framework

Combining leading technology with knowledge of trees to explore new horizons in the use of paper.

Shedding light on undiscovered facts and developing new technologies are vital for manufacturers to maintain continuous growth for the future. Although paper has been with us since ancient times, it still has a valuable role to play serving society into the future. Oji Paper's research & development laboratories have always been on the cutting edge of paper's evolution, creating new applications for paper through a deep knowledge of trees and forests, which are the raw materials of paper of every kind.

R&D Focus

The Pulp and Paper Research Laboratory is engaged in cost reduction initiatives to strengthen the Group's competitiveness in the world's markets. The Imaging Media Development Laboratory is engaged in research of paper as an information communication medium. The Specialty Products Development Laboratory develops products that are paper yet somehow not paper: that is, two-dimensional materials that offer new functions that go beyond the properties of ordinary paper.

The Advanced Technology Research Laboratory is engaged in research to create new materials, develop new manufacturing methods and systems, and apply biotechnologies. Deploying environmental technologies on a global scale, the Forestry Research Institute takes full advantage of breeding and silviculture technologies to engage in research aimed at enhancing the productivity of overseas afforestation efforts.

The Material Analysis Center is engaged in original new technical developments in the area of analysis and assessment.

The Intellectual Property Department promotes the Group's efforts to secure patent rights and supports the defense of those rights. The Research and Development Promotion Department maintains close ties with the Technical Headquarters and the technical departments in each division of the Group.

Paper and Paperboard

Oji Paper Group's ability to compete against imported products, the Group has progressed research in powerful cost reduction methods such as the recycling of used office paper and high efficiency papermaking processes. We have completed development of newsprint that is thinner than currently available products. Furthermore, we are engaged in the development of new products such as papers that undergo no deterioration in quality even after long-term use, and OK Non-wrinkle coated paper that is not subject to dry wrinkling when used for offset printing.



Pulp and Paper Research Laboratory



Imaging Media Development Laboratory



Special Products Development Laboratory



Advanced Technology Research Laboratory

Information Media

Printing of color images from personal computers and digital cameras is rapidly gaining in popularity. We have created a number of products such as glossy inkjet paper that yields dramatically improved image quality and sublimation heat transfer paper that approaches the image quality of conventional photographic papers. We have also developed the POD (Print on Demand) range of papers in response to the popularity of on-demand digital printing. We have stolen a march on our competitors by developing heat-sensitive commuter passes that show two colors: red and black.

Specialty Papers

Oji Paper has developed everything from the base paper for the paper phenol substrate used for printed circuit boards to the aramid paper used for the multilayer plates in mobile devices. Now we have set our sights on the coming age of optical communications. We have also overcome a weakness of conventional paper by developing wrapping paper that provides moisture resistance comparable to that of film laminate and explored the limits of weight reduction in the development of low-density papers. In addition, we are developing environmentally friendly adhesive papers with value-added features, such as disintegration over time and linerless labels.

Packaging

We have developed numerous environmentally friendly packaging products including water-resistant, moisture-resistant recyclable corrugated containers used to pack fresh vegetables. We have also developed "Microwave" brand for 0.5 mm thick corrugated sheets that are shock-absorbent and accept finely detailed printing. Furthermore, we have developed "Finepress" paperboard for fabrication that is better suited to deep drawing than conventional paper tray materials.

Papers for Household Products

We discovered that an extract of eucalyptus leaves is effective in controlling diaper rash and applied the discovery to the manufacture of paper diapers. We are also progressively reducing the size of facial tissue boxes.

Overseas Afforestation

The latest project to bear fruit is the newly developed "cutting rhizogenesis technology." Although the eucalyptus gum is a tree with superb growth potential and pulp quality, it has been difficult to propagate by means of cuttings, and cloning by means of tissue culture was a high-cost process that required expensive facilities and troublesome aseptic manipulation. The technique will propagate cloned seedlings from eucalyptus cuttings inexpensively and in high volume. In July 2002, the Company established a laboratory in Australia, and aims to enhance the productivity of overseas afforestation.


Material Analysis Center


Forestry Research Institute

Philanthropic Activities and Sports Programs *Contributing to Society and the Quality of Life*

As the leading corporate group in the Japanese pulp and paper industry, the Oji Paper Group actively supports a variety of cultural activities and amateur sports as a way of contributing to society and enhancing the quality of life. The Oji Paper Group has earned an excellent public reputation through its efforts to share the benefits of its long involvement in forest protection and development.

Philanthropic Activities

Oji's Forests

Oji Paper provides public access to some of its forest holdings in Japan. They provide the people with an opportunity to enjoy and treasure the beauty of forests. Three public access areas have been established in Hokkaido. One of them, the Kuriyama area, has a barrier-free track for disabled visitors.

Oji Paper Forest Museum

The museum, which is located in Kuriyama, Hokkaido, was opened in 2000, using the site of former forest research center. Visitors can learn about Oji Paper's efforts over many years to develop forest planting methods, environmental technology and improved tree varieties. Living samples of this work are displayed over a 27-hectare field.

Oji Hall

This popular concert hall is located in Oji Paper's head office building in Tokyo's Ginza district. Its compact size and excellent acoustics make it the ideal venue for a variety of community events, such as school music competitions.

Sponsored Attraction at Universal Studios Japan™

Under a partnership agreement with Universal Studios Japan, Oji Paper is the sole sponsor of the "Animation Celebration®" attraction. It also supplies household products, printing papers, boxboard and other materials to Universal Studios Japan™ and recycles these materials.

Animation Celebration®, Universal Studios.
Universal Studios Japan™, Universal Studios.

Sports Programs

Ice Hockey

Oji Paper is a strong supporter of amateur sports. Its highly successful ice hockey team has won the All-Japan championship 31 times and the Japan League championship 13 times.

Baseball

Oji Paper's baseball team is a regular competitor in inter-city tournaments. In 2000, the Tomakomai and Kasugai teams merged, resulting in a major improvement in their playing ability.


Oji Hall


Oji Paper Forest Museum


モルツ
Ice Hockey club


Baseball club

[Corporate History]

1873	Ei-ichi Shibusawa creates Japan's modern paper manufacturing industry with the establishment of Shoshi Kaisha.
1875	A mill is completed in Oji, Tokyo and commences production of paper from waste cloth.
1893	The company is renamed Oji Paper after its founding location.
1910	Oji Paper completes the Tomakomai Mill in Hokkaido with the aim of domestic production of newsprint, which was then all imported.
1933	Oji Paper merges with Fuji Paper and Karafuto Industries, gaining an 80 percent share of paper production in Japan.
1948	Oji Paper's Kanzaki Mill becomes an independent company, Kanzaki Paper.
1949	Oji Paper is split into Tomakomai Paper (later Oji Paper), Honshu Paper and Jujo Paper (later Nippon Paper Industries) under the Excess Economic Powers Decentralization Act.
1953	Oji Paper establishes the Kasugai Mill to produce high-quality papers.
1954	Kanzaki Paper commences production of cast-coat paper.
1959	Kanzaki Paper establishes the Tomioka Mill.
1959	Honshu Paper starts containerboard production with the establishment of the Kushiro Mill, Japan's first production plant for kraft liners.
1962	Kanzaki Paper commences production of carbon-free paper.
1970	Oji Paper merges with Kita Nippon Paper, and acquires the Ebetsu Mill.
1971	Oji Paper establishes Pan Pac, a forestry and pulp manufacturing joint venture in New Zealand. Honshu Paper establishes a forestry venture (JANT) in Papua New Guinea.
1971	Oji Paper commences production of toilet paper and enters the household product market.
1973	Kanzaki Paper supplies carbon-free paper technology to the German company Zanders.
1975	A deinked pulp (DIP) facility is completed at the Tomakomai Mill.
1979	Oji Paper merges with Nippon Pulp Industries, and adds the Nichinan Mill and Yonago Mill.
1986	Honshu Paper merges with its corrugated container subsidiary.
1986	Kanzaki Paper establishes Kanzaki Specialty Paper in the United States.
1987	Honshu Paper takes over Tsurusaki Pulp, later the Oita Mill.
1988	Oji Paper establishes a Canadian joint venture, HSPP and commences importing of newsprint.
1989	Oji Paper merges with Toyo Pulp, adding the Kure Mill to its group.
1990	Kanzaki Paper establishes Kanzan Spezialpapiere in Germany.
1993	Oji Paper and Kanzaki Paper merge to form New Oji Paper.
1996	New Oji Paper and Honshu Paper merge to become Oji Paper.
1997	Qingdao Oji Packaging commences production of corrugated paperboard in Shandong Province, China.
1998	Oji Paper (Thailand) commences production of carbon-free paper in Thailand.
2001	Oji Paperboard is established as sales company of the Group's containerboard.
2002	Oji Paper (Shanghai) commences production of thermal paper in China.











[Major Mills]

After October, 2002

Oji Paper's Mills

1. Kushiro Mill — Kushiro city, Hokkaido
Major Products: Printing and communications paper
Newsprint

2. Ebetu Mill — Ebetu city, Hokkaido
Major Products: Printing and communications paper
Newsprint

3. Tomakomai Mill — Tomakomai city, Hokkaido
Major Products: Printing and communications paper
Newsprint

4. Edogawa Mill — Edogawa ward, Tokyo
Major Products: Boxboard

5. Fuji Mill — Fuji city, Shizuoka
Major Products: Boxboard
Printing and communications paper

6. Kasugai Mill — Kasugai city, Aichi
Major Products: Printing and communications paper
Packaging paper

7. Yonago Mill — Yonago city, Tottori
Major Products: Printing and communications paper

8. Kure Mill — Kure city, Hiroshima
Major Products: Printing and communications paper
Packaging paper

9. Tomioka Mill — Anan city, Tokushima
Major Products: Printing and communications paper

10. Nichinan Mill — Nichinan city, Miyazaki
Major Products: Printing and communications paper

Oji Paperboard's Mills

11. Nayoro Mill — Nayoro city, Hokkaido
Major Products: Containerboard
Other paperboard

12. Kushiro Mill — Kushiro city, Hokkaido
Major Products: Containerboard

13. Nikko Mill — Kawachi town, Tochigi
Major Products: Containerboard
Other paperboard

14. Matsumoto Mill — Matsumoto city, Nagano
Major Products: Containerboard

15. Nakatsugawa Mill — Nakatsugawa city, Gifu
Major Products: Containerboard

16. Ena Mill — Ena city, Gifu
Major Products: Containerboard

17. Fuji Mill — Fuji city, Shizuoka
Major Products: Containerboard

18. Sobue Mill — Sobue town, Aichi
Major Products: Containerboard
Boxboard

19. Osaka Mill — Osaka city
Major Products: Containerboard

20. Saga Mill — Kubota town, Saga
Major Products: Containerboard
Other paperboard, Boxboard

21. Oita Mill — Oita city, Oita
Major Products: Containerboard
Other paperboard

Specialty Papers Company's Mills

22. Oji Paper—Specialty Papers Company Iwabuchi Mill — Fujigawa town, Shizuoka
Major Products: Specialty paper
Inkjet paper etc

23. Oji Paper—Specialty Papers Company Nakatsu Mill — Nakatsugawa city, Gifu
Major Products: Specialty paper
Glass paper

24. Oji Paper—Specialty Papers Company Shiga Mill — Kosei town, Shiga
Major Products: Plastic film

25. Oji Paper—Specialty Papers Company Kanzaki Mill — Amagasaki city, Hyougo
Major Products: Specialty paper
Carbon-free paper

26. Abekawa Mill — Yanagi town, Shizuoka
Major Products: Specialty paper

Household Products Company's Mills

27. Oji Paper—Household Products Company Nagoya Mill — Kasugai city, Aichi
Major Products: Household products

28. Oji Paper—Household Products Company Tokushima Mill — Anan city, Tokushima
Major Products: Household products

29. Hoxy Co., Ltd Tomakomai Mill — Tomakomai city, Hokkaido
Major Products: Household products

30. Hoxy Co., Ltd Tokyo Mill — Soka city, Saitama
Major Products: Household products

Other Mills

31. Shinfuji paper Dai-ichi Mill — Fuji city, Shizuoka
Major Products: Printing and communications paper
Boxboard

32. Shinfuji paper Shibakawa Mill — Shibakawa town, Shizuoka
Major Products: Boxboard

33. Shinfuji paper Fuji Mill — Fuji city, Shizuoka
Major Products: Specialty paper



Hokkaido
Sapporo
Honshu
Tokyo
Nagoya
Osaka
Shikoku
Kyushu
Fukuoka

[Directors, Auditors and Officers]

As of June 27, 2002



Haruo Shimizu (Executive Vice President) Kentaro Nagaoka (Executive Vice President) Michio Terasawa (Executive Vice President)
Shoichiro Suzuki (President and Chief Executive Officer) Masahiko Ohkuni (Chairman)

[Board of Directors and Corporate Officers]

Masahiko Ohkuni
Chairman

Shoichiro Suzuki
President and Chief Executive Officer

Michio Terasawa
Executive Vice President

Kentaro Nagaoka
Executive Vice President

Haruo Shimizu
Executive Vice President

Masahiko Asai
Senior Managing Director

Katsumi Watari
Executive Director

Yoichi Okumura
Executive Director

Koji Egawa
Executive Director

Atsuo Shioiri
Executive Director

Toshiyuki Egawa
Executive Director

[Corporate Auditors]

Sakae Tamaki
Senior Corporate Auditor

Tadashi Yoshida
Corporate Auditor

Yoh Takeuchi
Corporate Auditor

Tokugoro Murayama
Corporate Auditor

[Corporate Officers]

Noritoshi Watanabe
Executive Officer

Shozo Watanabe
Executive Officer

Katsutoshi Miyata
Executive Officer

Shigeru Ikemoto
Executive Officer

Masaaki Masuda
Executive Officer

Hideki Yamamoto
Officer

Kazuya Jinno
Officer

Hideyuki Usui
Officer

Makoto Ando
Officer

Yoshihisa Nakano
Officer

Naotoshi Sekiguchi
Officer

Nobuyoshi Yamamoto
Officer

Setsuo Saeki
Officer

Norimasa Kiyota
Officer

Shogo Sakurai
Officer

Mitsuteru Osaka
Officer

Yasuhiro Terashima
Officer

Tohru Inoue
Officer

Hiroyuki Hatouchi
Officer

Shunsuke Okushima
Officer

Jun Kajita
Officer

Yoshihiro Kanamaru
Officer

Iwahiro Uchimoto
Officer

Kazuhisa Shinoda
Officer

Sadao Mizushima
Officer

Akira Hashimoto
Officer

[Corporate Data]

[Company Name]	Oji Paper Co., Ltd.
[Headquarter]	Ginza 4-7-5, Chuo-Ku, Tokyo, JAPAN 104-0061 Phone: 03-3563-1111 Fax: 03-3563-1135
[Founded]	February 12, 1873
[Established]	August 1, 1949
[Paid-in Capital]	¥103.880 billion (2002.3)
[Number of Employees]	21,683 (2002.3 consolidated)
[Major Business Lines]	Production, conversion/processing and sales of printing, writing and related papers; packaging and wrapping papers; carbonless papers; household products; containerboard and boxboard. Production and sales of such end-use products such as corrugated board and boxboard containers; paper-board containers; plastics; thermal paper; self-adhesive paper and disposable paper diapers. Production and sales of chemicals for paper making and packaging equipment. Leasing of Company's land and property. Reforestation inside Japan and overseas; maintenance of Company owned forests.

Oji Paper Co.,Ltd.

Ginza 4-7-5, Chuo-Ku, Tokyo, JAPAN 104-0061
Phone: 03-3563-1111
Fax: 03-3563-1135
URL: http://www.ojipaper.co.jp/

Printed in Japan

File No. 82-4112

Table of Contents

File No. 82-4112

02 SEP 17 AM 10:10

To our Shareholders :

Shoichiro Suzuki, President
Oji Paper Co., Ltd.
4-7-5, Ginza, Chuo-ku
Tokyo 104-0061

Re : Notice of the 78th Ordinary General Meeting of Shareholders

We are pleased to announce that the subject meeting will be held as follows. We cordially request you to attend the meeting.

In the event that you are unable to attend the General Meeting, please return to us the attached voting instruction card by June 26, 2002, indicating your approval or disapproval of each agenda, and affixing your seal thereto, after reviewing the referential documents.

Date : June 27, 2002 (Thursday) 10:00 a.m.

Location : OJI PAPER CO., LTD. Head Office
Conference room, 6th floor
4-7-5, Ginza, Chuo-ku, Tokyo 104-0061

Objective : Matters to be reported

1) Business report for the 78th business term
(covering period from April 1, 2001 to March 31, 2002)
2) Balance sheet as of March 31, 2002
3) Statement of income for the 78th business term

Matters to be resolved

1) Approval of the proposed appropriation of retained earnings for the 78th business term
2) Partial Amendment to the Articles of Incorporation
3) Approval of the company separation memorandum between Oji Paper and Oji Paperboard
4) Purchase of Company's Own Shares
5) Election of 1 corporate auditor
6) Payment of retirement allowance to be made to the resigning director and corporate auditor

Attendants are requested to show the enclosed voting instruction card to the receptionist.

File No.82-4112

Quick Report on the Business Results for the Year Ended March 31, 2002 (Consolidated)

Oji Paper Co., Ltd.
Code No. 3861
Headquarters Address: 4-7-5 Ginza, Chuo-ku, Tokyo, Japan 104-0061
Contact: Katsutoshi Miyata, Corporate Officer,
Corporate Administration Division
Telephone: 03-3563-1111

Date of Board of Directors' Meeting: May 21, 2002

The consolidated financial statements are not intended to present the consolidated financial position, results of operation and cash flows in accordance with the American Accounting Standards.

Stock Exchange Listings: First Sections of the Tokyo, Osaka and Nagoya Markets, plus Fukuoka and Sapporo Markets

1. Results for the Year Ended March 2002 (April 1, 2001 - March 31, 2002)

(1) Consolidated Business Results All yen figures are rounded down to the nearest one million yen.

Millions of Yen						
Year ended	Net sales		Operating profit		Ordinary profit	
(Figures shown in parentheses are increase/decrease ratios compared with previous year, %)						
March 2002	1,203,797	(−3.9)	36,336	(−49.9)	20,091	(−65.5)
March 2001	1,252,941	(3.9)	72,517	(152.3)	58,187	(257.8)

Millions of Yen						
Year ended	Net profit	Net profit per share	Diluted net profit per share	Return on equity	Return on total assets	Ordinary profit margin
(Figures shown in parentheses are increase/decrease ratios compared with previous year, %)						
March 2002	−17,698 (—)	−17.13 Yen	— Yen	−4.1%	1.2%	1.7%
March 2001	12,781 (127.0)	12.37 Yen	— Yen	2.9%	3.4%	4.6%

(Notes)
①Equity in earnings (loss) of affiliates: −585 million yen (previous term: 4,124 million yen)
②Average number of outstanding shares during term: Year ended March 2002: 1,033,307,609 shares
Year ended March 2001: 1,033,367,532 shares
③Accounting method has been revised.
④Net sales, Operating profit, Ordinary profit and Net profit figures shown in parentheses are increase/decrease ratios compared with previous year.

(2) Consolidated Financial Condition

Millions of Yen				
Year ended	Total assets	Shareholders' equity	Shareholders' equity ratio to total assets ratio	Shareholders' equity per share
March 2002	1,632,084	424,256	26.0%	410.65 Yen
March 2001	1,704,266	436,614	25.6%	422.51 Yen

(Note)
Number of outstanding shares issued at fiscal year end: Year ended March 2002: 1,033,137,661 shares
Year ended March 2001: 1,033,371,849 shares

(3) Consolidated Cash Flows

Millions of Yen				
Year ended	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
March 2002	134,930	−100,152	−44,331	35,073
March 2001	157,839	−77,085	−80,577	44,998

(4) Scope of Consolidation and Equity Methods Application
Number of consolidated subsidiaries: 74
Number of non-consolidated subsidiaries to which the equity method applies: None
Number of affiliated companies to which the equity method applies: 19

(5) Changes in scope of consolidation and the equity methods application

Consolidated companies (newly)	: 2	Equity method (newly)	: —
(excluded)	: 12	(excluded)	: —

2. Result Forecast for Year Ending March 2003 (April 1, 2002 - March 31, 2003)

	Millions of Yen		
	Net sales	Ordinary profit	Net profit
Mid-term	600,000	16,000	9,000
Full Year	1,210,000	42,000	22,000

(Ref.) (Consolidated) Net profit per share for the full year is expected to be 20.80 yen.
(Note: The factors in the new shares issued due to the share exchange agreement of April 2002.)

The above forecasts have been prepared on the basis of assumptions about future economic conditions at the time of announcement of this data, and actual results may differ from forecasts for a variety of reasons.

Additional Information

1. Profile of the Corporate Group

The Oji Paper Group consists of Oji Paper Co., Ltd. along with a total of 197 subsidiaries and 77 affiliates, which are active in a variety of business fields including pulp and paper products, converted paper products, wood and tree-planting, real estate and transportation.
The positions of these companies within the overall structure of the Oji Paper Group and their interaction among business segment categories are shown in the chart below.


Pulp & Paper Product Business
Converted Paper Product Business
Wood & Tree-Planting Business
Other
【Pulp & Paper Sale】 Consolidated Subsidiaries Oji Paperboard Co., Ltd. Oji Trading Co., Ltd. And 2 more companies Non-Consolidated Subsidiary 1 Company Affiliated Companies Kokusai Pulp & Paper Co., Ltd. And 3 more companies
【Sanitary Paper & Paper Diapers Sale】 Consolidated Subsidiary Nepia Co., Ltd. Non-Consolidated Subsidiary 3 Companies
【Converted Paper Sale】 Consolidated Subsidiaries Oji Interpack Co., Ltd. And 1 more company Non-Consolidated Subsidiaries 1 Company Affiliated Companies Tokyo Sangyo Yoshi Co., Ltd. And 8 more companies
Products
Products
Products
OJI PAPER CO., LTD.
〈Pulp & Paper Product Business〉〈Converted Paper Product Business〉〈Wood & Tree-Planting Business〉〈Other〉
Products
Paper Material Supply
Products
Wood
Raw Material Chip
Logistics, Engineering & Real Estate Services
【Pulp & Paper Manufacturing】 Consolidated Subsidiaries Chuo Paperboard Co., Ltd. * Hokuyo Paper Co., Ltd. Abekawa Paper Co., Ltd. Hoxy Co., Ltd. Shinfuji Paper Co., Ltd. Nippon New Zealand Trading Co., Ltd. Oji Paper (Thailand) Ltd. Pan Pac Forest Products Ltd. Affiliated Companies Japan Brazil Paper and Pulp Resources Development Co., Ltd. Takasaki Sanko Co., Ltd. Chuetsu Co., Ltd. Alpac Forest Products Inc. Bowater Maritimes Inc. And 2 more companies
【Converted Products Manufacturing in Overseas】 Consolidated Subsidiaries Kanzan Spezialpapiere GmbH Kanzaki Specialty Papers Inc. Non-Consolidated Subsidiary 1 Company
【Holding Company】 Consolidated Subsidiary Kanzaki U.S.A. Inc.
【Converted Products Manufacturing】 Consolidated Subsidiaries Oji Container Co., Ltd. Chiyoda Container Corporation Oji Tac Co., Ltd. Oji Packaging Co., Ltd. Shizuoka Oji Container Co., Ltd. Oji Seitai Kaisha, Ltd. Oji Kinocloth Co., Ltd. And 12 more companies Non-Consolidated Subsidiaries 50 Companies Affiliated Companies Kiyoshi Yoki Co., Ltd. And 19 more companies
【Forestry Related】 Consolidated Subsidiaries Oji Timber Co., Ltd. Oji Forestry & Landscaping Co., Ltd. Jant Ltd. And 1 more companies Non-Consolidated Subsidiaries 15 Companies Affiliated Companies 7 companies
【Others】 Consolidated Subsidiaries Oji Logistics Co., Ltd. Oji Cornstarch Co., Ltd. Oji Engineering Co., Ltd. Oji Real Estate Co., Ltd. Honshu Living Center Co., Ltd. KS Systems Inc. Hotel New Oji Co., Ltd. Honshu Estate System Co., Ltd. Fuji Rinkai Warehousing Co., Ltd. Oji Service Center Co., Ltd. And 22 more companies Non-Consolidated Subsidiaries 52 Companies Affiliated Companies Maruhiko Watanabe Construction Co., Ltd. And 28 more companies
【*Leasing pulp & paper manufacturing facilities】 Consolidated Subsidiary O.I.R. Co., Ltd.
【Synthetic Paper Manufacturing】 Affiliated Company Yupo Corporation

2. Management Policy

(1) Basic Management Policy

The Oji Paper Group's corporate philosophy is "to contribute to protection of the environment and advancement of culture," "to strive for continuous innovation in a proactive, responsive and determined manner" and "to build and maintain trust throughout the world." Based on these goals, the Group pursues the full potential of paper while earning the trust of all its customers through a comprehensive product supply system that includes paper, paperboard and converted paper products. The Group is striving to establish a corporate structure that competes successfully in the domestic and overseas marketplaces and is aiming to make even greater advances as an integrated paper manufacturing corporate group.

The Oji Paper Group is also facing up squarely to the mature domestic market and the potential of the Asian market. It aims to develop business in China and Southeast Asia and to overcome international competition with manufacturers in Europe, America and Southeast Asia, where globalization is marked. The Oji Paper Group is advancing into the 21st century as a strong, growing company.

Moreover, based on the Oji Paper Environment Charter, the group is promoting forest recycling that actively develops the tree-planting projects and paper recycling that promotes the increased use of used-paper resources. In addition to enhancing its range of products that address environmental concerns such as 100% Oji tree plantation paper and the Green 100 Series composed of 100% used-paper, the Oji Paper Group will maintain and develop its corporate activities in harmony with the environment from a broad global perspective, such as working to prevent global warming through the promotion of energy-saving measures and working to strengthen global scale environmental measures.

(2) Tasks for the Future

The Oji Paper Group is pursuing the establishment of an optimally efficient and flexible production system as its top challenge in the area of production, and the maintenance and restoration of prices as well as the expansion of sales as its top challenges in sales.

The Group is striving to create a high profit structure, focusing on: [1] reinforcing the Group's corporate prowess; [2] strengthening marketing and sales capabilities; [3] strengthening cost competitiveness; [4] improving quality competitiveness; [5] promoting new employee utilization plans; [6] strengthening the financial constitution; [7] achieving zero accidents; [8] promoting environmental protection measures; [9] thorough compliance system.

In particular, the entire Group will proactively promote various strategies including integration and reorganization; strengthen cost competitiveness, marketing capabilities and its financial constitution; and establish a business base that matches the demands of the consolidated management era.

Specifically, in the Paperboard Division, the Group will merge its corrugated containerboard mills with Oji Paperboard Co., Ltd., one of its subsidiaries, through a company spin-off on October 1, 2002. On the same date, five of the company's subsidiaries will merge with Oji Paperboard Co., Ltd., as the successor company, and the plan is to integrate the corrugated containerboard production and sales systems.

The Oji Paper Group also formulated and commenced a new Medium/Long-Term Management Plan in FY2001. "Improvement in Earning Power," "Strengthening of Financial Constitution" and "Establishment of New Directions for Growth" are the foundations of its Management Plan.

In particular, "Improvement in Earning Power" will address items such as: [1] reducing fixed costs through improving personnel efficiency throughout the Oji Paper Group; [2] reducing energy costs by installing boilers that use used-paper and waste plastic as primary fuels; [3] reconstructing the production and sales system in the corrugated containerboard business; [4] reducing distribution costs, focusing on Oji Logistics Co., Ltd., which was inaugurated by the October 2001 merger of logistics companies; [5] reducing raw material costs by increasing manufacturing facilities for used-paper pulp; [6] reconstructing the engineering system based on Oji Engineering Co., Ltd.; [7] reinforcing the production and sales system for corrugated containerboard, focusing on Oji Paperboard Co., Ltd.; [8] improving efficiency in the production system for white paperboard by suspending the old type machines and operating new Fuji Mill machines, including at subsidiaries.

(3) Basic Policy with Respect to Profit Distribution

The Group's basic policy for profit distribution is to maintain stable dividends for shareholders to the greatest extent possible. In order to strengthen its financial constitution, the Group hopes to pay dividends in consideration of overall results and taking into account the adequacy of in-house reserves.

In-house reserves are used for allocations to investments in increasing and renovating production facilities; improving quality; energy conservation, labor saving, and environmental measures; and productivity improvement measures.

(4) Policy on Reductions in the Minimum Share Lot

The Oji Paper Group is aware that a reduction in the minimum share lot is effective in activating the liquidity of shares and increasing the number of investors.

However, on the other hand, a reduction in the minimum share lot involves considerable expenses, and we will consider it cautiously while taking into account business results and trends in the share market.

3. Business Results and Financial Position

(1) Business Results

(Overview of FY2001 Results)

The US economy, which had been performing strongly, slowed significantly as a result of the September 11 terrorist attacks, and that rapidly spread to Asian countries. In this context, the Japanese economy witnessed a slump in both consumer spending and private facilities investment. As a result, Japanese corporate earnings deteriorated significantly, with the development of a vicious cycle in which deterioration in the employment environment was added to declining incomes.

In the pulp and paper industry, demand for paper fell because of the decline in IT-related demand and advertising, while demand for paperboard slumped due to the fall in the demand of consumer electronics and processed food. In terms of market conditions, while paper was bearish, it was relatively steady, but paperboard suffered a decline tempered by a restoration of price in the second half of the year.

In these circumstances, an overview of the Oji Paper Group's business operations is as below.

On the sales front, the Group maintained a flexible production and sales system while closely monitoring demand and supply, and set maintaining prices as its basic policy.

In production, along with the advance of technological skills and active efforts in environmental protection, the Group proactively promoted the development of new products suited to current needs, including the development and marketing of high quality recycled paper made from 100% used-paper, which featured improved whiteness compared to previous products. In addition, the previous recycled paper Green 100 Series came into the spotlight for meeting the criteria of the Green Purchasing Law, which came into force in April this year.

Turning to facilities, during the year under review, the Group completed rebuilding the white paperboard production system at the Fuji Mill, expansion of the used-paper pulp manufacturing facilities at the Tomakomai Mill, installation of a size press, and work to improve quality and reduce costs at the Tomioka Mill.

With respect to costs, we are implementing a variety of strategies to reduce prime costs across the whole business including energy-saving and labor-saving measures, and there have been significant results during the year under review.

During the term under review, the consolidated sales were ¥1,203,797 million, down 4% year on year, ¥20,091 million in consolidated ordinary profit, down significantly year on year despite the implementation of various measures to cut prime costs. In addition, the company conducted a write-off of appraisal losses on shareholdings and the consolidated net loss was ¥17,698 million, down significantly in comparison with the previous year.

Results in each business segment were as below.

[1] Pulp and Paper Products

In the pulp and paper products field, demand was weak and sales of paper and paperboard declined year on year. The market conditions for paper were bearish. The slump in prices for paperboard staged a recovery from December 2001, and this has been sustained. Sales were ¥699,431 million, down 5% year on year.

[2] Converted Paper Products

Demand for corrugated boxboard products declined amidst the economic recession and prices were bearish. The demand for thermal paper in the domestic market remained steady while exports underwent a decline in sales with the strong offensive by European and South Korean manufacturers on the Chinese and South East Asian markets. Sales were ¥343,923 million, down 4% year on year.

[3] Wood and Tree-Planting

Due to a slump in market conditions for wood sales were down 6% year on year to ¥48,503 million.

[4] Other

In the other division, sales of real estate rose 1% year on year to ¥111,939 million.

Also, given the decline in sales volume due to the slump in demand and the fall in paperboard prices as described previously, non-consolidated sales were ¥743,968 million down 9% year on year and ordinary profit of ¥16,512 million down significantly year on year. Moreover the company conducted a write-off of appraisal losses on shareholdings and the non-consolidated net loss was ¥16,452 million down significantly in comparison with the previous year.

Although the company marked a net loss, it plans to pay an ordinary dividend of ¥4 per share for the year under review by breaking down a separate reserve. As a result of this, the total dividend including the interim dividend will be ¥8 per share, the same as in the previous year.

(Outlook for FY2002)

Signs are emerging that the recession in the Japanese economy has bottomed out, and it will move out of the current difficult situation in the second half of this fiscal year although the pace will be slow.

However, a consecutive year of negative growth is forecast in the pulp and paper industry due to the decline in demand accompanying the economic recession, and we cannot look forward to a full-scale recovery for the time being.

Under these circumstances, the Oji Paper Group is pursuing the establishment of an optimally efficient and flexible production system as its top challenge in the area of production, and the maintenance and restoration of prices as well as the expansion of sales as its top challenges in sales.

Furthermore, Group companies will demonstrate their integrated management capabilities, promote structural cost reductions and strive to establish a high earnings structure.

Business results forecasts for FY2002 expect a consolidated net sales of ¥1,210,000 million, consolidated ordinary profit of ¥42,000 million and consolidated net profit of ¥22,000 million.

Moreover forecasts for non-consolidated business results project net sales of ¥690,000 million, ordinary profit of ¥28,000 million and net profit of ¥18,000 million.

(2) Financial Position

Cash flows from operating activities during FY2002 marked an income of ¥134,930 million, down over the previous year due to the inclusion of current term net losses before taxes and minority interests.

Cash flows from investing activities marked expenditure of ¥100,152 million up on the previous year due to the acquisition of investment securities, including a capital increase for Japan Brazil Paper and Pulp Resources Development Co., Ltd., which is an equity method subsidiary of the Oji Paper Group.

In addition, cash flows from financing activities marked expenditure of ¥44,331 million due to ongoing efforts to reduce overall interest bearing liabilities, despite a reduction in expenditure over the previous year due to increased short-term borrowings.

As a result, the term end balance of cash and cash equivalents was ¥35,073 million, down by ¥9,925 million over the end of the previous term.

4.CONSOLIDATED FINANCIAL STATEMENT

(1) CONSOLIDATED BALANCE SHEET

	Millions of Yen		
	Current term March 31, 2002	Previous term March 31, 2001	Comparison
ASSETS			
Current Assets:	510,391	569,030	−58,638
Cash and deposit	35,459	42,000	−6,541
Trade receivables	289,003	324,138	−35,135
Marketable securities	135	4,010	−3,874
Inventories	144,952	164,061	−19,109
Prepayments	648	1,420	−771
Short-term loans	3,625	3,240	385
Other accounts receivable	9,468	8,624	844
Deferred tax assets	25,556	18,901	6,655
Other	2,785	4,346	−1,561
Allowance for doubtful accounts	−1,244	−1,714	470
Fixed Assets:	1,121,692	1,135,235	−13,542
(Total property and equipment)	(895,014)	(906,682)	(−11,668)
Buildings and structures	231,870	235,742	−3,871
Machinery and automobiles	393,644	396,717	−3,073
Tools and fixtures	9,693	10,317	−623
Land	190,287	183,304	6,982
Forests	17,139	16,899	239
Afforestation	39,724	37,995	1,728
Construction in progress	12,653	25,704	−13,050
(Intangible assets)	(8,770)	(8,812)	(−41)
Leasehold	1,864	1,849	14
Difference between investment costs and equity in net assets	347	454	−106
Other intangibles	6,559	6,508	50
(Investments and other assets)	(217,907)	(219,740)	(−1,833)
Investments in securities	173,046	176,335	−3,289
Long-term loans	6,981	7,116	−135
Long-term prepaid expenses	2,166	2,257	−91
Deferred tax assets	25,736	23,014	2,722
Other	11,784	12,511	−727
Allowance for doubtful accounts	−1,808	−1,495	−313
Total assets	1,632,084	1,704,266	−72,181

	Millions of Yen		
	Current term March 31, 2002	Previous term March 31, 2001	Comparison
Current Liabilities:	708,604	748,273	−39,669
Trade payables	206,584	235,363	−28,779
Short-term bank loans	356,555	353,003	3,552
Commercial paper	43,000	68,000	−25,000
Convertible debentures (redeemable within one year)	20,000	—	20,000
Accrued accounts	17,162	18,292	−1,130
Income taxes payable, etc.	2,494	5,282	−2,787
Accrued expenses	49,891	52,652	−2,761
Deferred tax liabilities	137	189	−51
Other	12,778	15,489	−2,711
Non-Current Liabilities:	489,584	509,844	−20,260
Debentures	140,000	160,000	−20,000
Long-term bank loans	212,448	229,677	−17,229
Deferred tax liabilities	17,384	17,148	236
Evaluation difference of deferred tax liabilities	3,077	—	3,077
Accrued pension and severance costs	100,127	85,952	14,175
Accrued retirement bonuses to directors	3,349	3,446	−97
Long-term deposits	12,525	12,967	−441
Other	671	651	19
Total liabilities	1,198,188	1,258,117	−59,929
Minority Interests in net profit of Consolidated Subsidiaries	9,639	9,534	104
Common stock	103,880	103,880	—
Additional paid-in capital	98,715	98,715	—
Revaluation of land	5,956	1,716	4,240
Retained earnings	214,990	241,723	−26,732
Other valuation of securities	6,821	—	6,821
Foreign currency translation adjustment	−5,966	−9,416	3,449
Treasury stock	−141	−5	−136
Total shareholders' equity	424,256	436,614	−12,357
Total liabilities and minority interests in net profit of consolidated subsidiaries and shareholders' equity	1,632,084	1,704,266	−72,181

(Notes)

	Millions of Yen	
	Current term	Previous term
1.Accumulated depreciation of total property and equipment	1,502,189	1,476,763
2.Trade notes receivable discount amount	3,415	7,169
3. Trade notes receivable transfer endorsement amount	1,056	858
4. Contingent liabilities and guarantee obligations	56,548	20,855
5. Number of treasury stocks	244,459 shares	10,271 shares

(2) CONSOLIDATED STATEMENT OF INCOME

(Millions of Yen)

	Current term (April 1, 2001 - March 31, 2002)	Previous term (April 1, 2000 - March 31, 2001)	Comparison
Net sales	1,203,797	1,252,941	−49,143
Initial cost of sales	923,748	943,577	−19,829
Gross Profit	280,049	309,363	−29,314
Selling, general and administrative expenses	243,713	236,846	6,866
Operating profit	36,336	72,517	−36,180
Non-operating profit	7,896	10,986	−3,089
Interest and dividends income	2,242	2,740	−498
Equity in earnings of Affiliates	—	4,124	−4,124
Miscellaneous income	5,654	4,120	1,533
Non-operating expenses	24,141	25,316	−1,174
Interest expense & discount charges	12,308	14,325	−2,017
Equity in exclusion of affiliates	585	—	585
Miscellaneous losses	11,247	10,990	256
Ordinary profit	20,091	58,187	−38,095
Extraordinary gain	2,650	33,277	−30,626
Profit on sale of fixed assets	1,338	3,476	−2,138
Profit on sale of investments in securities	1,311	—	1,311
Gain on securities contribution to employee retirement benefit trust	—	25,291	−25,291
Profit on sale of business divisions	—	4,508	−4,508
Extraordinary losses	50,507	69,603	−19,096
Loss on retirement of fixed assets due to reorganization of production operation	3,184	3,784	−599
Loss on sale of investments in securities	—	16,147	−16,147
Loss on write-down of investments in securities	30,280	2,467	27,812
Amortization of accrued pension and severance costs due to effect of an accounting change	16,697	45,825	−29,127
Loss on natural disaster	—	774	−774
Extraordinary retirement benefits	—	596	−596
Loss on reduction of fixed asset's cost	344	7	337
Profit (loss) before taxes and minority interests	−27,765	21,861	−49,626
Income tax, resident tax and enterprise tax	4,355	6,720	−2,365
Deferred taxes	−14,293	2,722	−17,016
Total	−9,938	9,443	−19,381
Minority interests in net profit of consolidated subsidiaries	127	363	−235
Net Profit (loss)	−17,698	12,781	−30,480

(3) CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Millions of Yen)

	Current term (April 1, 2001 - March 31, 2002)	Previous term (April 1, 2000 - March 31, 2001)	Comparison
Balance at beginning of year (Retained earnings)	241,723	237,761	3,961
Balance at beginning of year	241,723	237,761	3,961
Increase (Retained earnings)	1	138	−136
Increase due to merger	1	111	−110
Increase retained earnings due to equities ratio increase	—	9	−9
Increase retained earnings due to increase in affiliates to which equity method applies	—	17	−17
Decrease (Retained earnings)	9,034	8,957	77
Cash dividends	8,266	8,266	0
Bonuses to directors and statutory auditors	533	503	29
Decrease due to exclusion of consolidation of subsidiaries	—	180	−180
Decrease due to mergers of consolidated subsidiaries	234	—	234
Decrease due to equities ratio increase in affiliates to which equity method applies	—	6	−6
Net profit (loss)	−17,698	12,781	−30,480
Balance at year end (Retained earnings)	214,990	241,723	−26,732

(4) CONSOLIDATED STATEMENT OF CASH FLOWS

	Millions of Yen Current Term (April 1, 2001-March 31, 2002)	Millions of Yen Previous Term (April 1, 2000-March 31, 2001)
I. Cash Flows from Operating Activities:		
Net profit (loss) before taxes and minority interests	−27,765	21,861
Depreciation and amortization	91,971	91,738
Increase/decrease of provision for accrued retirement benefits	—	−76,266
Increase of provision for accrued pension and severance costs	14,065	89,399
Interest and dividends income	−2,242	−2,717
Interest expenses	12,308	14,325
Exchange loss (profit)	−652	214
Equity in earnings (exclusion) of affiliates	585	−4,124
Securities contribution to employee retirement benefit trust	—	29,127
Gain on securities contribution to employee retirement benefit trust	—	−25,291
Profit on sale of marketable securities	−1	−365
Profit on sale of investments in securities	−1,311	16,147
Loss on write-down of investments in securities	30,280	2,467
Profit on disposal of fixed assets	7,622	8,638
Loss on sale of fixed assets	−1,338	−3,566
Increase/decrease in trade receivables	35,163	−9,389
Increase/decrease in inventories	20,051	−16,706
Decrease/increase in trade payables	−27,029	28,180
Other	−57	9,473
Total	151,650	173,147
Interest and dividends received	2,913	3,132
Interest paid	−12,437	−14,067
Income taxes paid	−7,195	−4,373
Net cash provided by operating activities	134,930	157,839
II. Cash Flows from Investing Activities:		
Purchase of marketable securities	−161	−176
Proceeds from sale of marketable securities	169	261
Acquisition of property and equipment/ intangibles	−79,616	−72,132
Proceeds from sale of property and equipment/intangibles	2,666	4,739
Investments in securities	−25,133	−6,832
Proceeds from sale of investments in securities	5,523	472
Acquisition of consolidated subsidiaries due to change in the scope of consolidation	—	−3,358
Loans to subsidiaries, affiliates, employees, etc.	−5,767	−3,697
Collection of loans	2,093	3,348
Other	74	289
Net cash used in investing activities	−100,152	−77,085
III. Cash Flows from Financing Activities:		
Net decrease in short-term bank loans	5,157	−81,286
Net increase/decrease of commercial paper	−25,000	60,000
Borrowing of long-term bank loans	18,276	13,420
Repayment of long-term bank loans	−34,496	−35,102
Gain on issuing of debentures	—	40,000
Loss due to maturity of debentures	—	−69,211
Cash dividends paid by the holding company	−8,266	−8,266
Other	−2	−132
Net cash used in financing activities	−44,331	−80,577
IV. Exchange translation effects on cash and cash equivalents	647	455
V. Net increase/decrease in cash and cash equivalents	−8,906	631
VI. Cash and cash equivalents at beginning of year	44,998	44,353
VII. Increase in cash and cash equivalents from mergers of subsidiaries	12	140
VIII. Decrease in cash and cash equivalents from exclusion of consolidation of subsidiaries	−1,030	−126

IX. Cash and cash equivalents at end of year	35,073	44,998

(NOTES) Reconciliation of cash and deposit under the consolidated balance sheet to cash and cash equivalents

	Current term (March 31,2002)	Previous term (March 31, 2001)
Cash and deposits	35,459	42,000
Time deposits (more than 3-months)	−391	−879
Marketable securities (short-term investments with low-risk and a maturity date of less than 3-months)	5	3,877
Cash and cash equivalents	35,073	44,998

(5) SEGMENT INFORMATION

(1) Segment information by business domain

Current term (April 1, 2001 - March 31, 2002) (Millions of Yen)

	Pulp and paper product	Converted paper product	Wood and tree-planting	Other	Total	Uncorrectable /headquarters	Consolidated total
(I) Sales and Operating Profit/Loss							
Net sales							
(1)Sales to customers	699,431	343,923	48,503	111,939	1,203,797	—	1,203,797
(2)In-group sales between segments or transfers	34,345	2,278	33,591	98,614	168,829	(168,829)	—
Total	733,776	346,202	82,094	210,554	1,372,627	(168,829)	1,203,797
Operating expenses	707,282	343,099	81,213	204,696	1,336,291	(168,829)	1,167,461
Operating profit	26,494	3,103	881	5,858	36,336	(—)	36,336
(II) Assets, Depreciation and Capital Expenditure							
Assets	1,035,387	332,265	105,823	216,861	1,690,338	(58,254)	1,632,084
Depreciation	68,045	16,826	1,057	6,055	91,984	—	91,984
Capital expenditure	56,553	15,710	1,807	2,852	76,924	—	76,924

Previous term (April 1, 2000 - March 31, 2001) (Millions of Yen)

	Pulp and paper product	Converted paper product	Wood and tree-planting	Other	Total	Uncorrectable /headquarters	Consolidated total
(I) Sales and Operating Profit/Loss							
Net sales							
(1)Sales to customers	733,165	357,007	51,645	111,123	1,252,941	—	1,252,941
(2)In-group sales between segments or transfers	36,640	4,560	35,700	80,212	157,112	(157,112)	—
Total	769,805	361,567	87,345	191,335	1,410,054	(157,112)	1,252,941
Operating expenses	713,101	354,527	85,788	184,118	1,337,536	(157,112)	1,180,424
Operating profit	56,704	7,039	1,556	7,217	72,517	(—)	72,517
(II) Assets, Depreciation and Capital Expenditure							
Assets	1,089,927	339,359	103,552	218,385	1,751,224	(46,958)	1,704,266
Depreciation	67,636	16,767	1,048	6,719	92,171	—	92,171
Capital expenditure	52,757	15,197	1,227	4,684	73,866	—	73,866

(Notes)

1. In principle, segmentation is determined in consideration of differences in production method.

2. The main products of the four business segments are as follows.
   "Pulp and paper product" Division: newspaper, printing paper, packaging paper, miscellaneous paper, carbonless paper, corrugated base board, white board paper, pulp and others
   "Converted paper product" Division: corrugated cardboard, paper container, thermal paper, self-adhesive paper, diapers, paper bag products and others
   "Wood and tree-planting" Division: wood, afforestation and tree-planting
   "Other" Division; real estate, cornstarch, machinery and others

3. Long-term prepaid expenses and depreciation on them are included in "depreciation expenses and capital expenditure".

4. Changes in accounting methods:
   As stated in "4.Accounting principals employed by the company" in "Basis of representing consolidated financial statements," the method of depreciation for some fixed assets has changed stating this year.
   Accompanying this, operating expenses for pulp and paper products increased ¥2,139 million, and ¥234 million for converted paper products in comparison to the previous method of depreciation.

(2) Location Specific Segment Information

Japan accounts for over 90% of the total sales for all segments and the total amount of assets for all segments, so others have been omitted.

(3) Overseas Sales

Total sales in countries or regions outside of Japan account for less than 10% of consolidated sales, and so have been omitted.

(6) Market Value of Securities

Current Term Balance (March 31, 2002)

1. Market value of debentures: None

2. Other securities with market value (Millions of Yen)

		Cost price	Book value (Consolidated B/S)	Balance
Securities with book value exceeding the cost price	Shares	23,270	48,241	24,970
	Bonds	10	10	0
	Other	–	–	–
	Subtotal	23,280	48,251	24,970
Securities other than the above	Shares	54,312	40,736	−13,575
	Bonds	800	800	–
	Other	1	1	−0
	Subtotal	55,114	41,537	−13,576
Grand total		78,394	89,789	11,394

3. Sale of other marketable securities during the term

(Millions of Yen)

Total sale amount	Total profit on sale	Total loss on sale
4,962	1,324	−15

4. Securities without market value evaluation.

	Millions of Yen Current term (March 31, 2002) (Consolidated Balance Sheet)
(1) Debentures	
Interest−bearing bank debentures	112
(2) Securities	
Unlisted shares (except over−the−counter shares)	14,224
Preferred investment securities	999

5. Redemption date of other securities and debentures

	With in 1 year	More than 1 year, less than 5 years	More than 5 years, less than 10 years	More than 10 years
Bonds				
Government bonds/regional bonds	0	4	19	8
Convertible bonds	–	–	–	–
Others	120	17	–	–

Previous Term Balance (March 31, 2001)

1. Market value of debentures: None
2. Other securities with market value that are calculated in accordance with Ordinance No.9, Additional Rule No.3 of the Ministry of Finance in year 2000.
3. Securities without market value evaluation.

		Millions of Yen Book value
(1) Debentures	Commercial papers	3,776
(2) Securities	Unlisted shares (except over-the-counter shares)	15,802
	Preferred investment securities	999

(7) Derivatives

The Company adopts hedge accounting to all of derivatives.

5. PRODUCTION, ORDERS AND SALES SITUATION

(1) Production Results

Business Segment	Product	Current term (April 1, 2001 – March 31, 2002)	Previous term (April 1, 2000 – March 31, 2001)
Pulp and Paper Product Division	Paper	4,234,859 (tons)	4,484,026 (tons)
	Paperboard	2,459,750	2,627,081
	Total	6,694,609	7,111,107
	Pulp	4,081,154	4,246,996
Converted Paper Product Division	Corrugated container	113,678 (Millions of Yen)	116,237 (Millions of Yen)
	Other	193,263	203,893
	Total	306,942	320,130

(Note) 1. The production volume includes internal-use production businesses.
2. Figures mentioned above are results of sales activities and are not including consumption tax and local consumption taxes.
3. 「Wood and Tree-Planting」 and 「Other」 divisions' production amounts have been omitted since the amounts were small and would have no significant effect on the total amount.
4. Since this term, high-grade white paperboard is taking into account in paperboard products segment and due to this change, the previous term figures has been corrected.

(2) Situation of Orders Received
Oji Paper Group (referring to Oji Paper Co., Ltd. and consolidated subsidiaries) has consigned some small-scale production orders to its real estate business that has been omitted since it would have no significant effects on the balance.

(3) Sales by Products Type (Millions of Yen)

Business Segment	Current term (April 1, 2001-March 31, 2002)	Previous term (April 1, 2000-March 31, 2001)
Pulp and Paper Product Division	699,431	733,165
Converted Paper Product Division	343,923	357,007
Wood and Tree-Planting Division	48,503	51,645
Other Division	111,939	111,123
Total	1,203,797	1,252,941

(Note) Figures mentioned above are not including consumption tax and local consumption taxes.

Quick Report on the Business Results for the Year Ended March 31, 2002 (Non-Consolidated)

Oji Paper Co., Ltd.
Code No. 3861
Headquarters Address: 4-7-5 Ginza, Chuo-ku, Tokyo, Japan 104-0061
Contact: Katsutoshi Miyata, Corporate Officer
Corporate Administration Division
Telephone: 03-3563-1111

Date of Board of Directors' Meeting: May 21, 2002
Date of Ordinary Shareholders' Meeting: June 27, 2002
Oji Paper operates a mid-term dividend system.
Shares per lot: 1,000 shares
Stock Exchange Listings: First Sections of the Tokyo, Osaka and Nagoya Markets, plus Fukuoka and Sapporo Markets

1. Results for the Year Ended March 31, 2002 (April 1, 2001–March 31, 2002)

(1) Business Results All yen figures are rounded down to the nearest one million yen.

Millions of Yen						
Year ended	Net sales		Operating profit		Ordinary profit	
(Figures shown in parentheses are increase/decrease ratios compared with previous year, %)						
March 2002	743,968	(−8.9)	24,922	(−53.7)	16,512	(−65.1)
March 2001	816,702	(1.5)	53,852	(193.4)	47,373	(200.7)

Millions of Yen						
Year ended	Net profit	Net profit per share	Diluted net profit per share	Return on equity	Return on total assets	Ordinary Profit Margin
(Figures shown in parentheses are increase/decrease ratios compared with previous year, %)						
March 2002	−16,452 (−)	−15.92Yen	− Yen	−4.0%	1.3%	2.2%
March 2001	7,084 (63.1)	6.86Yen	− Yen	1.7%	3.7%	5.8%

(Notes)

1. Average number of outstanding shares during term: Year ended March 2002: 1,033,307,609 shares (After excluding treasury stocks)
   Year ended March 2001: 1,033,382,120 shares
2. Accounting method has been revised.
3. Net sales, Operating Profit, Ordinary Profit and Net Profit figures shown in parentheses are increase/decrease ratios compared with previous year.

(2) Dividend Situation

Millions of Yen						
Year ended	Cash dividends per share			Total cash dividends (Annual)	Cash dividends to net profit ratio	Cash dividends to shareholders' equity ratio
		Mid-term	Term end			
March 2002	8.00 Yen	4.00 Yen	4.00 Yen	8,266	−	2.0 (%)
March 2001	8.00 Yen	4.00 Yen	4.00 Yen	8,266	116.7(%)	1.9 (%)

(3) Financial Condition

Millions of Yen				
Year ended	Total assets	Shareholders' equity	Shareholders' equity to total assets ratio	Shareholders' equity per share
March 2002	1,208,800	406,537	33.6%	393.50 Yen
March 2001	1,288,234	425,449	33.0%	411.71 Yen

(Note)

[1]Number of outstanding shares issued at fiscal year end: Year ended March 2002: 1,033,137,661 shares

(After excluding treasury stocks)

Year ended March 2001: 1,033,382,120 shares

[2]Number of treasury stocks at fiscal year end: Year end March 2002: 244,459 shares

2. Result Forecast for Year Ended March 2003 (April 1, 2002 - March 31, 2003)

Millions of Yen						
	Net sales	Ordinary profit	Net profit	Cash dividend per share		
				Mid-term	Term end	
Mid-term	350,000	12,000	11,000	4.00 Yen	—	— Yen
Full year	690,000	28,000	18,000	—	4.00 Yen	8.00 Yen

(Ref.) The net profit per share for the year (full term) is expected to be 17.02 yen.

(Note): The factors in the new shares issued due to the share exchange agreement of April 2002.

The above forecasts have been prepared on the basis of assumptions about future economic conditions at the time of announcement of this data, and actual results may differ from forecasts for a variety of reasons.

1. Non—Consolidated Financial Statements

(1) BALANCE SHEET

	Millions of Yen		
	Current term March 31, 2002	Previous term March 31, 2001	Comparison
ASSETS			
Current Assets:	293,461	351,457	−57,995
Cash and deposits	15,150	14,699	450
Trade receivables—Notes	10,388	17,520	−7,131
Trade receivables—Accounts	154,777	201,904	−47,126
Marketable securities	5	10	−4
Products and merchandise	46,436	53,122	−6,685
Real estate for sale	294	385	−90
Raw materials	19,998	22,677	−2,678
Work in process	11,074	11,082	−7
Supplies	2,568	3,042	−474
Short-term loans	3,461	2,599	862
Other accounts receivable	9,338	9,893	−554
Deferred tax assets	19,583	15,027	4,555
Other	753	295	458
Allowance for doubtful accounts	−370	−803	433
Fixed Assets:	915,338	936,776	−21,438
(Total property and equipment)	(614,383)	(650,138)	(−35,755)
Buildings	117,993	119,079	−1,085
Structures	36,631	38,204	−1,572
Machinery	314,756	332,580	−17,824
Automobiles	202	218	−16
Tools and fixtures	6,045	6,714	−668
Land	92,476	91,682	793
Forests	15,601	15,595	5
Afforestation	23,034	23,093	−59
Construction in progress	7,642	22,969	−15,327
(Intangible assets)	(5,238)	(5,426)	(−188)
Intangible assets	5,238	5,426	−188
(Investments, etc.)	(295,716)	(281,211)	(14,505)
Investments in securities	100,623	118,737	−18,114
Affiliates securities	136,906	111,797	25,109
Capital investments	4,048	7,399	−3,350
Capital investment in affiliates	10,075	9,507	568
Long-term loans	22,268	15,348	6,920
Long-term prepaid expenses	1,607	1,671	−64
Deferred tax assets	13,635	9,749	3,886
Other investments	7,370	7,161	209
Allowance for doubtful accounts	−820	−161	−659
Total assets	1,208,800	1,288,234	−79,434

	Millions of Yen		
	Current term March 31, 2002	Previous term March 31, 2001	Comparison
Current Liabilities:	433,599	477,249	−43,650
Trade payable−Notes	2,639	4,861	−2,221
Trade payable−Accounts	110,411	143,422	−33,011
Short-term bank loans	200,845	200,636	209
Commercial paper	43,000	68,000	−25,000
Convertible debentures (redeemable within one year)	20,000	−	20,000
Accrued accounts	22,705	22,051	653
Income taxes payable	149	132	16
Accrued expenses	28,993	32,763	−3,769
Other	4,854	5,380	−526
Non-Current Liabilities:	368,663	385,534	−16,870
Debentures	140,000	160,000	−20,000
Long-term bank loans	142,487	149,450	−6,963
Accrued pension and severance costs	72,872	62,496	10,376
Accrued retirement bonuses to directors	1,716	1,606	110
Special repair reserve	126	115	10
Long-term accrued accounts	18	3	14
Long-term deposits	11,442	11,862	−419
Total liabilities	802,262	862,784	−60,521
Common stock	103,880	103,880	−
Legal reserve	123,362	122,932	429
Additional paid-in capital	98,715	98,715	−
Profit reserve	24,646	24,216	429
Retained earnings	173,324	198,636	−25,312
Reserve for price adjustment of pulpwood	2,800	2,800	−
Reserve for employee retirement benefits	411	411	−
Reserve for reduction of fixed asset's cost	13,447	12,914	533
Reserve for special depreciation and amortization	3,032	3,174	−141
Reserve for loss from overseas investment, etc.	755	738	17
Reserve for planning afforestation	89	109	−20
Reserve for promotion of utilization of recycled resources	−	85	−85
Special reserve	167,518	167,518	−
Unappropriated profit (loss) at end of year	−14,730	10,885	−25,615
(including net profit (loss) for term)	(−16,452)	(7,084)	(−23,536)
Other valuation of securities	6,112	−	6,112
Treasury stock	−141	−	−141
Total shareholders' equity	406,537	425,449	−18,912
Total liabilities and shareholders' equity	1,208,800	1,288,234	−79,434

(Notes)

	Millions of Yen	
	Current term	Previous term
1. Accumulated depreciation of total property and equipment	1,266,960	1,257,656
2. Contingent liabilities and sureties obligations	67,101	41,198

(2) STATEMENT OF INCOME

(Millions of Yen)

Ordinary Profit and Loss:	Current term (April 1, 2001-March 31, 2002)	Previous term (April 1, 2000-March 31, 2001)	Comparison
(I) Operating Profit and Loss			
Operating turnover	743,968	816,702	−72,734
Net sales	743,968	816,702	−72,734
Operating expenses	719,045	762,850	−43,804
Initial cost of sales	567,975	616,449	−48,473
Selling, general and administrative expenses	151,069	146,401	4,668
Operating profit	24,922	53,852	−28,929
(II) Non-Operating Profit and Loss			
Non-operating profit	9,254	10,566	−1,312
Interest and dividends income	3,936	4,466	−529
Miscellaneous income	5,317	6,100	−782
Non-operating expenses	17,664	17,044	620
Interest expense	8,966	10,167	−1,200
Miscellaneous losses	8,698	6,877	1,820
Ordinary profit	16,512	47,373	−30,861
(Extraordinary profit and loss)			
(III) Extraordinary Gain	5,754	27,233	−21,478
Profit on sale of fixed assets	4,206	1,941	2,264
Profit on sale of investments in securities	1,548	—	1,548
Gain on securities contribution to employee retirement benefit trust	—	25,291	−25,291
(IV) Extraordinary Losses	51,296	63,270	−11,973
Loss on retirement of fixed assets due to reorganization of production operation	3,184	3,483	−298
Loss on sale of investments in securities	—	14,111	−14,111
Loss on write-down of investments in securities	30,052	2,777	27,274
Amortization of accrued pension and severance costs due to effect of an accounting change	12,744	41,871	−29,127
Allowance for doubtful accounts brought forward	670	—	670
Loss on natural disaster	—	774	−774
Extraordinary retirement benefits	—	243	−243
Loss on sale of affiliates	4,300	—	4,300
Loss on reduction of fixed asset's cost	344	7	337
Profit (Loss) Before Taxes	−29,029	11,337	−40,366
Income tax, resident tax and enterprise tax	300	50	250
(Decreased) Deferred taxes	−12,877	4,202	−17,079
Net Profit (Loss)	−16,452	7,084	−23,536
Unappropriated profit brought forward	5,853	8,347	−2,493
Unappropriated profit due to mergers	1	—	1
Interim cash dividends	4,133	4,133	−0
Transfer to profit reserve	—	413	−413
Unappropriated profit (loss) at end of year	−14,730	10,885	−25,615

	Millions of Yen		
	Current term	Previous term	Comparison
(Ref.) Depreciation amount	71,918	74,411	−2,493

(3) Proposed Appropriation of Retained Earnings

	Millions of Yen	
	Current term (April 1, 2001-March 31, 2002)	Previous term (April 1, 2000-March 31, 2001)
Unappropriated profit (loss)	−14,730	10,885
Reversal of reserve for reduction of fixed asset's cost	458	456
Reversal of reserve for special depreciation and amortization	647	598
Reversal of reserve for loss from overseas investment, etc.	53	40
Reversal of reserve for planning afforestation	45	63
Reversal of reserve for promotion of utilization of recycled resources	—	85
Reversal of other reserves	25,000	—
Total	11,474	12,129

The above amounts will be appropriated as follows:

Profit reserve	—	429
Cash dividends (per share)	4,132 (ordinary dividend: 4 .00 yen)	4,133 (ordinary dividend: 4 .00 yen)
Bonuses to directors and statutory auditors	—	165
(Among the above, bonuses to statutory auditors)	(—)	(19)
Reserve for reduction of fixed asset's cost	1,799	990
Reserve for special depreciation and amortization	574	456
Reserve for loss from overseas investment, etc.	67	57
Reserve for planning afforestation	—	43
Total	6,573	6,276
Profit carried forward	4,901	5,853

(4) Sales by Product Type

	Current term (April 1, 2001 - March 31, 2002)			Previous term (April 1, 2000 - March 31, 2001)			Increase/decrease		
	Volume	Unit price	Amount	Volume	Unit price	Amount	Volume	Unit price	Amount
	t	Yen/kg	Mil. Yen	t	Yen/kg	Mil. Yen	t	Yen/kg	Mil. Yen
Paper	3,820,184	117.56	449,085	3,985,697	117.85	469,723	−165,513	−0.29	−20,637
Wrapping paper	253,536	100.51	25,484	278,958	101.67	28,362	−25,422	−1.16	−2,877
Miscellaneous paper	389,604	191.86	74,750	394,494	197.81	78,035	−4,890	−5.95	−3,285
Paper total	4,463,324	123.07	549,321	4,659,149	123.65	576,121	−195,825	−0.58	−26,800
Paperboard	1,606,469	55.77	89,588	1,618,337	61.82	100,038	−11,868	−6.05	−10,450
Paper and paperboard total	6,069,793	105.26	638,909	6,277,486	107.71	676,159	−207,693	−2.45	−37,250
Corrugated cardboard			19,337			34,035			−14,698
Other converted products			75,002			94,237			−19,235
Converted products total			94,339			128,273			−33,934
Real estate and other			10,718			12,268			−1,550
Total			743,968			816,702			−72,734

(Note): Since this term, high-grade white paperboard is taking into account in paperboard products segment and due to this change, the previous figures has been corrected.

< translation >

June 26, 2002

To: Our Shareholders

DAIWA SECURITIES GROUP INC.
6-4, Otemachi 2-chome,
Chiyoda-ku, Tokyo

President and Director
Yoshinari Hara

Notice of Resolutions of
the 65th Ordinary General Meeting of Shareholders

Dear Sirs:

We are pleased to inform you that the following matters were reported and resolved at the 65th Ordinary General Meeting of Shareholders of the Company held today.

Particulars

Matters reported:

Report on the contents of the Business Report, the Balance Sheet (as of the end of the business term) and the Profit and Loss Statement of the 65th business term (April 1, 2001 to March 31, 2002)

The contents of the above-mentioned accounting documents were reported.

Matters resolved:

First item of business: Approval of the proposed appropriation of retained earnings for the 65th business term

This item of business was approved and adopted as originally proposed, with the dividend of JPY 6(six Yen) per Share.

Second item of business: Partial Amendments to the Articles of Incorporation

This item of business was approved and adopted as originally proposed. The contents of the amendments are as follows.

(The underlined parts are to be amended)

Current	After amendment
Chapter 2. Shares	Chapter 2. Shares
(Total Number of Shares authorized to be issued by the Company and Amount of each Par Value Share) **Article 5**: The total number of shares authorized to be issued by the Company shall be four billion and one hundred million (4,100,000,000) shares of which four billion (4,000,000,000) shall be shares of common stock and one hundred million (100,000,000) preferred shares; provided that if shares of common stock are cancelled or preferred shares are cancelled or converted into shares of common stock, the total number of shares shall be decreased by the relevant numbers corresponding thereto.	(Total Number of Shares authorized to be issued by the Company) **Article 5**: The total number of shares authorized to be issued by the Company shall be four billion (4,000,000,000) shares; provided that if shares are cancelled, the total number of shares shall be decreased by the relevant numbers corresponding thereto.
2. All shares of common stock issued by the Company shall be par value shares, of which the par value shall be fifty (50) yen each. All preferred shares issued by the Company shall be without par value.	(Deleted)
(Number of Shares Constituting One Statutory Minimum Unit ["Tan-i"]) **Article 6**: With respect to shares of the Company, one thousand (1,000) shares shall constitute one Statutory Minimum Unit ["Tan-i"].	(Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificate representing less than One Unit ["Tangen"]) **Article 6**: With respect to shares of the Company, one thousand (1,000) shares shall constitute one unit ["Tangen"].
(Newly-provided)	2. The Company shall not issue share certificates representing any number of shares constituting less than one unit; provided that the foregoing shall not apply if the Share Handling Regulations provides otherwise.

(Registration of Names, Addresses and Seal Impressions, Etc.) **Article 9**: Shareholders (including beneficial shareholders; the same being applicable hereafter) and their registered pledgees or their legal representatives shall register their names, addresses and seal impressions with the Company's Share Transfer Agent. 2. (Omitted) 3. (Omitted)	(Registration of Names, Addresses and Seal Impressions, Etc.) **Article 9**: Shareholders (including beneficial shareholders; the same being applicable hereafter) and their registered or logged pledgees or their legal representatives shall register their names, addresses and seal impressions with the Company's Share Transfer Agent. 2. (Same as at Present) 3. (Same as at Present)
(Record Date) **Article 10**: The Company shall deem those shareholders whose names appear in the Shareholders Register at the close of business on the 31st day of March each year as shareholders entitled to attend and exercise their rights at the Ordinary General Meeting of Shareholders. 2. In addition to the preceding paragraph, the Company may, from time to time whenever deemed necessary, fix a certain date by a resolution of the Board of Directors and upon giving public notice deem those shareholders and their registered pledgees whose names appear in the Shareholders Register on that day as shareholders and their pledgees entitled to exercise appropriate rights.	(Record Date) **Article 10**: The Company shall deem those shareholders whose names appear or are logged in the Shareholders Register at the close of business on the 31st day of March each year as shareholders entitled to attend and exercise their rights at the Ordinary General Meeting of Shareholders. 2. In addition to the preceding paragraph, the Company may, from time to time whenever deemed necessary, fix a certain date by a resolution of the Board of Directors and upon giving public notice deem those shareholders and their registered pledgees whose names appear or are logged in the Shareholders Register on that day as shareholders and their pledgees entitled to exercise appropriate rights.
(Dividends to Preferred Shareholders) **Article 10-2**: When the Company shall pay any dividends as provided in Article 37, it shall pay to the holders or the registered pledgees of preferred shares (hereinafter referred to as the "Preferred Shareholders" and "Registered Preferred Pledgees", respectively), in preference to the holders of shares of common stock (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of shares of common stock (hereinafter referred to as the "Registered Ordinary Pledgees"), dividends in such amount (hereinafter referred to as the "Preferred Dividends Amount") not exceeding seventy five (75) Yen per preferred share per year as shall be determined by a resolution of the Board of	(Deleted)

Directors relating to the issuance of the relevant preferred shares. 2. If the amount of dividends paid to the Preferred Shareholders or the Registered Preferred Pledgees is less than the Preferred Dividends Amount in any fiscal year, such deficiency shall not be carried forward for accumulation to any subsequent fiscal year. 3. The Company shall not pay dividends in excess of the Preferred Dividends Amount to the Preferred Shareholders or the Registered Preferred Pledgees.	
(Liquidation Distributions of Residual Assets) **Article 10-3**: In the event that the Company makes a liquidation distribution of residual assets, the Company shall make to the Preferred Shareholders or the Registered Preferred Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees, a distribution of one thousand (1,000) Yen per preferred share. 2. Other than the distribution mentioned in the immediately preceding paragraph, no liquidation distribution shall be made to the Preferred Shareholders or the Registered Preferred Pledgees.	(Deleted)
(Purchase and Cancellation of Preferred Shares) **Article 10-4**: The Company may purchase and cancel preferred shares by any one of the following methods without cancellation of its shares of common stock: (1) Cancellation after purchase of preferred shares upon resolution of the Ordinary General Meeting of Shareholders. (2) Cancellation by capital reduction after purchase of preferred shares. (3) Cancellation as may be provided by the laws and regulations applicable at the time of the cancellation, other than as provided in (1) and (2) above.	(Deleted)
(Mandatory Cancellation of Preferred Shares)	(Deleted)

Article 10-5: The Company may cancel preferred shares for which a conversion request has not been made during the relevant conversion period, within six months of the end of such period, by either of the following methods, without cancellation of shares of common stock: (1) Cancellation by way of applying the profits distributable to shareholders. (2) Cancellation in accordance with the provisions concerning capital reduction. 2. In the case of the cancellation of preferred shares in accordance with the immediately preceding paragraph, the Company shall pay to the Preferred Shareholders or the Registered Preferred Pledgees the amount equivalent to its subscription price per preferred share. 3. In addition to 1 and 2 above, details concerning notice to the subject Preferred Shareholders, treatment of certificates of the subject preferred shares and the Preferred Shareholders and the Registered Preferred Pledgees shall be determined at the General Meeting of holders of shares of common stock or the meeting of the Board of Directors in advance of the cancellation.	
(Voting Rights of Preferred Shareholders) **Article 10-6**: Except as otherwise provided by applicable laws and regulations, no Preferred Shareholder shall have any voting rights at a General Meeting of Shareholders.	(Deleted)
(Share Consolidation or Share Split of Preferred Shares: Preferred Shareholders' Pre-emptive Rights to Subscribe for New Shares, Etc.) **Article 10-7**: Except as otherwise provided by applicable laws and regulations, no share consolidation or share split shall be made with respect to preferred shares. 2. The Company shall not grant to the Preferred Shareholders pre-emptive rights to subscribe for new shares or rights to subscribe for convertible bonds or bonds with warrants to subscribe for new shares.	(Deleted)

(Conversion into Ordinary Shares) **Article** 10-8: A Preferred Shareholder may request the Company convert his preferred shares into shares of common stock during the period for the conversion request and under the terms and conditions of the conversion, which shall be determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred shares.	(Deleted)
(Mandatory Conversion of Preferred Shares) **Article 10-9**: A preferred share for which the conversion has not been requested during the period for the conversion request and of which the cancellation as provided in Article 10-5 has not been made shall become, as of the date immediately following the last day of the period during which the cancellation as provided in Paragraph 1 of Article 10-5 may be made (hereinafter referred to as the "Mandatory Conversion Date"), such number of shares of common stock as is obtained by dividing the amount of the subscription price paid for such preferred share by the average of the closing prices (including quoted prices (kehai hyoji) of the Company's shares of common stock at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the date forty-five (45) trading days prior to the Mandatory Conversion Date). The average price shall be calculated in yen to the second decimal place and rounded to the nearest first decimal place, subject to the figure of second decimal place being equal or more than five, or less than five, respectively. Provided, however, that if such average price is less than the higher of (1) the par value of a share of common stock or (2) the amount determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred share, a preferred share shall become such number of shares of common stock as is obtained by dividing the amount of subscription price paid for the preferred share by the higher of (1) or (2) above.	(Deleted)

2. Any fraction of less than one share arising as a result of the calculation under the immediately preceding paragraph of the number of shares of common stock issuable upon conversion shall be treated mutatis mutandis in accordance with the provisions of the Commercial Code relating to share consolidation.	
Chapter 3. General Meetings of Shareholders	Chapter 3. General Meetings of Shareholders
(General Meetings of Holders of a Particular Class of Shares) **Article 11-2**: The General Meeting of holders of a particular class of shares of the Company shall be convened from time to time as necessary. 2. The provisions of Articles 12, 14 and 15 shall be applied mutatis mutandis to the General Meetings of holders of a particular class of shares.	(Deleted)
(Exercise of Voting Rights by Proxy) **Article 14**: A shareholder of the Company may exercise his voting rights by a proxy who is a shareholder of the Company entitled to vote at that General Meeting of Shareholders.	(Exercise of Voting Rights by Proxy) **Article 14**: A shareholder of the Company may exercise his voting rights by a proxy who is a shareholder of the Company entitled to vote at a General Meeting of Shareholders.
Chapter 4. Directors and Board of Directors	Chapter 4. Directors and Board of Directors
(Method of Election) **Article 17** (Omitted) 2. Election referred to in the preceding paragraph shall be made by a majority vote of the voting rights owned by shareholders representing one-third (1/3) or more of the total number of shares with voting rights. 3. (Omitted)	(Method of Election) **Article 17** (Present) 2. Election referred to in the preceding paragraph shall be made by a majority vote of the voting rights owned by shareholders representing one-third (1/3) or more of the total number of voting rights. 3. (Same as at Present)
(Term of Office) **Article 18**: The term of office of a Director shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal year ending within two (2) years after his assumption of the directorship.	(Term of Office) **Article 18**: The term of office of a Director shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal year ending within one (1) year after his assumption of the directorship.

(Newly-provided)	(Agreement of limiting the liability with Outside Director of the Company) **Article25-2**: The Company may, with the Outside Director of the Company, make and execute the agreement limiting his liability for damages caused by act set forth in Item 5, Clause 1, Article 266 of the Commercial Code pursuant to Clause 19 of the same Article; provided that the amount of the limitation of liability according to that agreement shall be the higher of the amount previously provided which shall be ten million (100,000,000) yen or more and the amount provided by laws and regulations.
Chapter 5. Statutory Auditors and Board of Statutory Auditors	Chapter 5. Statutory Auditors and Board of Statutory Auditors
(Method of Election) **Article 27** 2. Election referred to in the preceding paragraph shall be made by a majority vote of the voting rights owned by shareholders representing one-third (1/3) or more of the total number of shares with voting rights.	(Method of Election) **Article 27** 2. Election referred to in the preceding paragraph shall be made by a majority vote of the voting rights owned by shareholders representing one-third (1/3) or more of the total number of voting rights.
Chapter 6. Accounting	Chapter 6. Accounting
(Payment of Dividends) **Article 37** (Omitted) 2. For the purpose of payment of the first dividend on any share or shares of common stock issued upon conversion of any preferred shares and convertible debenture issued by the Company, such share or shares of common stock shall be deemed to have been issued on the first day of the fiscal year during which the conversion request or mandatory conversion was made. 3. (Omitted)	(Payment of Dividends) **Article 37** (Same as at Present) (Deleted) 2. (Same as at Present)
(Acquisition of Own Shares by Resolutions of the Meeting of the Board of Directors) **Article** 38: The Company may, after June 27, 1997, purchase its shares of common stock with the maximum limitation of 100,000,000	(Deleted)

shares for the purpose of the cancellation of such shares by resolution of a meeting of the Board of Directors, where a special necessity is deemed to exist taking account of economic conditions, the Company's business or asset conditions and other factors.	
(Cancellation of Shares of Common Stock) **Article 39**: The Company may, pursuant to the laws and regulations, upon resolution of the General Meeting of Shareholders, or in accordance with the immediately preceding Article, acquire and cancel its shares of common stock, without cancellation of its preferred shares.	(Deleted)
(Newly-provided)	Supplementary provision Notwithstanding the provision of Article 18, the term of office of the Director elected at the Ordinary General Meeting of Shareholders held at June 27, 2001 shall expire upon conclusion of the Ordinary General Meeting of Shareholders to be held in 2003. This supplementary provision shall be deleted after the expiration of this Director's term of office.

Third item of business: Repurchase of the Company's Shares

This item was approved and adopted as originally proposed. It authorized the Company to repurchase up to fifty million (50,000,000) of its common shares, for an aggregate repurchase price of up to JPY40,000,000,000 (forty billion Yen), in the period from the closing of this Ordinary General Meeting of Shareholders to the closing of Ordinary General Meeting of Shareholders regarding the next business term, in accordance with Article 210 of the Commercial Code.

Forth item of business: Election of six (6) Directors

In this item, as originally proposed, Mr. Naoaki Takahashi was reelected, and Messrs. Yoshiyuki Takemoto, Kenji Hayashibe, Junichiro Wakimizu, Junji

Takasaki and Tetsuro Kawakami were newly elected, whereupon each assumed the office.

Mr. Tetsuro Kawakami is the Outside Director provided for in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.

Fifth item of business: Election of one (1) Statutory Auditor

In this item, as originally proposed, Mr. Isao Takemura was newly elected, whereupon be assumed the office.

Sixth item of business: Granting of retirement gratuities to retiring Directors and Statutory Auditor

In this item, as originally proposed, retirement gratuities were determined to be granted within the liminations of the reasonable amounts provided in the prescribed standard of the Company to the retiring Directors Messrs. Shuichi Komori, Shigeharu Suzuki and Kenichi Fukuda and retiring Auditor, Mr. Tetsuro Kawakami in appreciation of their services while in office at the Company.

It was decided that precise amounts and the date and manner of distributing the gratuities be entrusted to the Board of Directors in the case of the retiring Directors and to the Statutory Auditors in the case of the retiring Statutory Auditor.

- End -

April 25, 2002

Latest Information Concerning Oji Paper Group's Corrugated Containerboard Business

Company name:	Oji Paper Co., Ltd.	Company name:	Chuo Paperboard Co., Ltd.
President:	Shoichiro Suzuki	President:	Katsuhiko Kinoshita
Code no.	3861	Code no.	3887
Stock exchange listings:	First section of Tokyo, Osaka, Nagoya markets, plus Fukuoka and Sapporo markets	Stock exchange listings:	First section of Tokyo, Osaka and Nagoya markets
Company name:	Oji Paperboard Co., Ltd.	Company name:	O.I.R. Co., Ltd.
President:	Michio Terasawa	President:	Katsuhiko Kinoshita
Company name:	Takasaki Sanko Co., Ltd.	Company name:	Hokuyo Paper Co., Ltd.
President:	Ken Mori	President:	Seichi Nakamura

As was previously stated in the public announcement entitled "Announcement on Integrating the Oji Paper Group's Corrugated Containerboard Business", issued on December 4, 2001, six companies of the Oji Paper Group—namely, Oji Paper Co., Ltd., the group's corrugated containerboard makers Takasaki Sanko Co., Ltd., Chuo Paperboard Co, Ltd. and Hokuyo Paper Co., Ltd., Chuo Paperboard's asset holding company O.I.R. Co., Ltd. and Oji Paper's corrugated containerboard sales company Oji Paperboard Co., Ltd. have agreed to work closely together in order to strengthen the Group's competitiveness.

They has been agreed that this reinforcement will be realized by unifying the Oji Paper Group's entire corrugated containerboard business activities into Oji Paperboard, which is a 100% subsidiary of Oji Paper, and the Oji Paperboard Group, consisting of Oji Paperboard's corrugated containerboard production companies, with effect from October 2002, and by pursing rapid cost reduction and optimal management resource redistribution measures. With regard to this plan, it has recently been decided to make some changes in the method of unification, and accordingly, we are taking this opportunity to inform you of these changes while reporting on the progress of the unification.

We have carried out studies and examined what action will be required in order to unite out production and sales activities in the corrugated containerboard business from the standpoints of concentrating management functions and redistributing production facilities, and we have come to the conclusion that a concentrated single company system will provide greater advantages than a system of regional production by subsidiary companies. Accordingly, we have decided to cancel our previous plan to establish production companies in each geographical region in favor of carrying out regionally classified production operations within a single company, Oji Paperboard, and through this to proceed simultaneously with the reduction of overlapping costs and the redistribution of production facilities. With respect to the main points of change, please refer to the following paragraphs.

I. Changes in the Unification Method and Progress Situation

In the first stage, on April 1, 2002, the process of turning the Oji Paper Group's corrugated containerboard makers Takasaki Sanko, Chuo Paperboard and Hokuyo Paper, and Chuo Paperboard's asset holding company O.I.R. and Oji Paperboard, Oji Paper's corrugated containerboard sales company, into 100% subsidies of Oji Paper was completed.

In the second stage, the Corrugated Containerboard Manufacturing Department of Oji Paper itself will be spun off to form a separate company, and Oji Paperboard will also be split up to form a successor company, in line with the original plan. As of today, the boards of directors of Oji Paper and Oji Paperboard have approved the company separation memorandum, and the memorandum documents have been exchanged between the two companies.

The announcement issued on December 4, 2001 stated that in the third stage, Oji Paperboard, Takasaki Sanko, Chuo Paperboard and Hokuyo Paper would simultaneously establish regionally-classified manufacturing subsidiaries independently. At the same time, the five companies of Oji Paperboard, Takasaki Sanko, Chuo Paperboard, Hokuyo Paper, and O.I.R. would merge, with Oji Paperboard remaining as the successor company and serving as a holding company for the various subsidiaries. However, this plan has now been changed as follows.

In the third stage, Hokuyo Paper will establish two subsidiaries to pursue businesses apart from corrugated containerboard (the Honeycomb and Roll Core Department and the Paper Tube and Other Materials Department). Meanwhile, the five companies of Oji Paperboard, Takasaki Sanko, Chuo Paperboard, Hokuyo Paper, and O.I.R. will merge their operations and Oji Paperboard will remain as the successor company following the merger.

Following the implementation of the revised third stage, from October 2002 Oji Paperboard will be responsible for conducting the Oji Paper Group's overall corrugated containerboard business from production to sales in a comprehensive fashion. At the same time, this company will carry out a reconstruction of the production system with the aims of improving competitiveness, reducing costs and optimizing the distribution of management resources.


December 2001
Oji Paper Co., Ltd.
Containerboard Division
90%
4%
33%
95%
O.I.R.
40%
Chuo Paperboard
Takasaki Sanko
Hokuyo Paper
51%
14%
25%
10%
Oji Paperboard (Joint-sales company)
Stage 1 (April 1, 2002)
Oji Paper Co., Ltd.
Containerboard Division
100%
100%
100%
100%
O.I.R.
Chuo Paperboard
Takasaki Sanko
Hokuyo Paper
100%
Oji Paperboard (Joint-sales company)
Stage 2 (End of June 2002/After obtaining approval in general shareholders meeting and Oji Paper's separation)
Oji Paper Co., Ltd.
100%
100%
100%
100%
O.I.R.
Chuo Paperboard
Takasaki Sanko
Hokuyo Paper
100%
Oji Paperboard (Joint-sales company)
Oji Paper Containerboard Division



Stage 3 (End of June 2002/After obtaining approval in general shareholders meeting and separation and merger of Hokuyo Paper)
Oji Paper Co., Ltd.
100%
100%
100%
100%
100%
Oji Paperboard
O.I.R.
Chuo Paperboard
Takasaki Sanko
Hokuyo Paper
Merge
Honeycomb, Roll Core Department
Paper Tube and Other Department
Establish



After merging (October 2002)
Oji Paper Co., Ltd.
100%
Oji Paperboard (Containerboard generalize company)
Containerboard Business
100%
100%
Honeycomb, Roll Core Department
Paper Tube And Other Department
Management,
Regional Manufacturing Mills,
Unification of Sales,
Facilities holding
(worn-out facilities improvement)

※Note: The new company names are undecided.

II. Outline of the Company's Separation Plan (Second Stage of Unification)

1. Purpose of the Company's Separation

In preparation for the unification of the Oji Paper Group's total corrugated containerboard business under Oji Paperboard, a company separation plan was agreed today (April 25) as the second stage in the unification process with the approval of the company separation memorandum by the boards of directors of Oji Paper and Oji Paperboard and by the exchange of the memorandum documents between the two companies.

2. Outline of the Company Separation (tentative)

(1) Company Separation Schedule

April 25, 2002	Approval of company separation memorandum by the boards of directors of both companies
April 25, 2002	Company separation memorandum documents exchanged
May 21, 2002 (tentative)	Approval of company separation contract by the boards of directors of both companies
May 21, 2002 (tentative)	Company separation contract documents exchanged
Late June 2002 (tentative)	General meetings of both company's shareholders give approval of company separation contact
October 1, 2002 (tentative)	Separation accomplished
Early October 2002 (tentative)	Separation registered

(2) Company Separation Method

1. Separation method: A department of Oji Paper itself will be divided off to form a separate company and then absorbed into Oji Paperboard as the successor company.
2. Reason for employing this separation method: In order to unite the Oji Paper Group's corrugated containerboard business under Oji Paperboard.

(3) Share Allotment

The number of ordinary shares of Oji Paperboard stock to be issued will be decided through discussions between both companies. This number of shares will be determined based on a formula calculated by dividing the net asset amount (as of the end of March 2002) separated from Oji Paper and absorbed by Oji Paperboard as the successor company by ¥50,000 and allotting the entire share issue to Oji Paper. There are no plans for the payment of separation grants, etc.

(4) Succeeded Rights and Obligations

The rights and obligations to be transferred to Oji Paperboard through this separation/absorption plan relating to property, debts and contract obligations are as mentioned below.

Property

- The land and buildings, machinery and equipments of the Matsumoto Mill, Saga Mill and Oita Mill, and all other fixed assets owned by Oji Paper and belonging to corrugated containerboard business (hereinafter: (the said business")
- The machinery, accessory facilities and other fixed assets (apart for land and buildings) at the Kushiro

Mill owned by Oji Paper and belonging to the said business

- Investment stocks and bonds owned by Oji Paper concerning the said business
- All other fixed assets owned by Oji Paper and belonging to the said business
- All products and commodities owned by Oji Paper and belonging to the said business
- All stocks of raw materials at the Matsumoto Mill and Oita Mill owned by Oji Paper and belonging to the said business

Debts

- All loans taken out by Oji Paper and belonging to the said business.

Contracts

- All contracts concerning the said business (however, due to limitations concerning the said business, employee employment contracts will not be transferred to Oji Paperboard but will be handled as temporary transfers.)

In addition, the specific assets, debts and contracts to be transferred may be subject to change in the course of further discussions.

(5) Prospect of Honoring Debts

With respect to the debts for which Oji Paper and Oji Paperboard will be liable following the implementation of this separation/absorption plan, it has been determined that the companies will have no problems in honoring such debts.

(6) Other Conditions

With respect to details such as the appointments of executives to positions in the successor company, etc., these issues are scheduled to be decided in future discussions.

3. Outlook for Companies Related to the Separation/Absorption Plan

For further information on the prospects of Oji Paper (the "separation company") and Oji Paperboard (the "successor company", please refer to Section V. "Outlook for Related Companies".

Incidentally, with respect to the settlement of account results for the three most recent business terms, because Oji Paperboard was only established in May 2001, this company had no business results to report for the terms in question.

4. Contents of the Separated Department (Tentative)

(1) Contents of the Corrugated Containerboard Department

Corrugated containerboards are produced at Oji Paper's Kushiro, Matsumoto, Saga and Oita Mills.

Separate Company Department	No. of Paper-Making Machines	Remarks
Kushiro Mill (Corrugated Containerboard epartment)	1 unit	—
Matsumoto Mill	2 units	Paperboards for construction materials use
Saga Mill	3 units	Paper container-use paperboard, paper materials for paper tube-use, including other paperboard departments
Oita Mill	3 units	Paper container-use paperboard, paper materials for construction materials use, paper materials for paper tube-use, including other paperboard departments

(2) Business Results of the Corrugated Containerboard Department for the Term Ending in March 2002

	Corrugated Containerboard Department (a)	Actual Results for March 2001 Term (b)	Ratio (a/b)
Sales	¥67,600 million	¥ 816,702 million	8.3%
Gross profit on sales	¥15,800 million	¥ 200,253 million	7.9%
Operating profit	¥4,600 million	¥ 53,852 million	8.5%
Ordinary profit	¥3,600 million	¥ 47,373 million	7.6%

5. Oji Paper's Situation Following the Separation (Tentative)

(1) Trademark: No change

(2) Business contents: No change

(3) Head Office location: No change

(4) Representative: No change

(5) Capital: No change

(6) Total assets: A precise survey into the effects of the separation is underway.

(7) Settlement of accounts period: No change

(8) Effect on business results:

○ Business result prospect following the separation

Since the separation of the Corrugated Containerboard Department is scheduled for October 2002, it will have no effect on the Company's results for the term ending in March 2002. With respect to the business result prospect for the period ending in March 2003, a precise survey is currently underway.

○ Consolidated business result prospect following the separation

The new company formed from separated division will be a 100% subsidiary of the Company, so there will be no direct effect on the Company's consolidated business results.

III. Outline of Hokuyo Paper's Company Separation

1. Purpose of Company Separation

   In order to clarify corrugated containerboard as Oji Paperboards core business, as the third stage of the unification process, Hokuyo Paper will separate off its businesses apart from corrugated containerboard (the Honeycomb and Roll Core Department and the Paper Tube and Other Materials Department) and create new companies.

2. Outline of Subsidiary Company Establishment

(1) Method

Hokuyo Paper will establish subsidiary companies to handle the business currently conducted by its Honeycomb and Roll Core Department and Paper Tube and Other Materials Department. The newly established separation method will be employed in establishing these companies.

(2) Schedule

May 21, 2002 (tentative)	Approval of company separation contract by the Board of Directors
Late June 2002 (tentative)	General meeting of shareholders gives approval of company separation
October 1, 2002 (tentative)	New subsidiary companies established

(3) Other Conditions

The details of the newly established subsidiaries such as the companies' names, etc. will be decided at a later date.

IV. Outline of Unification (Third Stage of Unification)

1. Purpose of Unification

In order to unit the Oji Paper Group's corrugated containerboard business under Oji Paperboard, as the third stage of the unification process, the five companies of Oji Paperboard, Takasaki Sanko, Chuo Paperboard, Hokuyo Paper (after its non corrugated containerboard businesses have been separated off), and O.I.R. will merge their operations, with Oji Paperboard remaining as the successor company.

2. Outline of Unification (Tentative)

(1) Unification Schedule

April 25, 2002	Approval of merger memorandum by the boards of each company
Late April 2002	Merger memorandum documents exchanged
May 21, 2002 (tentative)	Approval of merger contract by the boards of each company
Late May 2002 (tentative)	Merger contract documents exchanged
Late June 2002 (tentative)	General meetings of each company's shareholders give approval of merger contact
October 1, 2002 (tentative)	Merger accomplished
Early October 2002 (tentative)	Merger registered

(2) Unification Method

Oji Paperboard, Takasaki Sanko, Chuo Paperboard, Hokuyo Paper and O.I.R. will merge their operations, with Oji Paperboard remaining as the successor company, while the other four companies are dissolved.

(3) Other Conditions

With respect to the production of white paperboard/boxboard at Takasaki Sanko's Sohue Mill, the Boxboard Sales Department of Oji Paper's Paperboard & Packaging-Use Paper Sales Division will handle sales of these products with effect from early October 2002.

3. Outlines of Companies Involved in Unification

For further information about Oji Paperboard, Takasaki Sanko, Chuo Paperboard, Hokuyo Paper and O.I.R., please refer to Section V. "Outlines of Involved Companies".

4. Post-Unification Situation

The details are scheduled to be decided in the course of future discussions.

V. Outline of the companies concerned (September 30, 2001)

(Unit: Millions of Yen)

(1) Company Name	Oji Paper Co., Ltd.	Takasaki Sanko	Chuo Paperboard
(2) Business Activities	Pulp & paper manufacturing, converting and trading	Pulp & paper manufacturing, converting and trading	Pulp & paper manufacturing, converting and trading
(3) Establishment	August 1949	March 1914	March 1949
(4) Headquarter Location	4-7-5 Ginza, Chuo-Ku, Tokyo	1-2-6 Nihonbashi-Honcho, Chuo-Ku, Tokyo	696 Oimachi, Ena, Gifu Prefecture
(5) President	Shoichiro Suzuki	Ken Mori	Katsuhiko Kinoshita
(6) Capital	103,880	9,605	4,990
(7) Number of Issued Shares	1,033,382,120 shares	192,104,000 shares	83,933,082 shares
(8) Shareholders' Equity	422,566	10,718	1,510
(9) Total Assets	1,280,594	83,267	8,627
(10) Financial Year End	End of March	End of March	End of March
(11) Number of Employees	8,085	625	246
(12) Main Clients	Japan Pulp and Paper Co., Ltd. Kokusai Pulp and Paper Co., Ltd.	Oji Paperboard Co., Ltd.	Oji Paperboard Co., Ltd.
(13) Main Shareholders & Shareholders' Equity Ratio	Japan Trustee Services Bank, Ltd. 5.49% Sumitomo Mitsui Banking Co. 4.99% Dai-Ichi Kangyo Bank, Ltd 4.10% Nippon Life Insurance Co. 3.09% Shinsei Bank, Ltd. 2.93% Norinchukin Bank 2.86% Chuo Mitsui Trust and Banking Company, Limited 2.56% Mitsubishi Trust and Banking Corporation 2.47% Toyo Trust and Banking Company, Limited 2.09% Oji Paper Co., Ltd. / Kabushiki Hoyukai 2.03%	Oji Paper Co., Ltd. 100% (April 1, 2002)	Oji Paper Co., Ltd. 100% (April 1, 2002)
(14) Associated Banks	The Mitsui Sumitomo Bank, Ltd. The Dai-Ichi Kangyo Bank, Ltd.	The Dai-Ichi Kangyo Bank, Ltd. The Fuji Bank, Ltd.	Juroku Bank, Ltd.

(Unit: Millions of Yen)

(1) Company Name	Hokuyo Paper Co., Ltd.	O.I.R. Co., Ltd.	Oji Paperboard Co., Ltd.
(2) Business Activities	Pulp & paper manufacturing, converting and trading	Containerboard manufacturing, container manufacturing-use land, building, machinery and other assets leasing	Corrugated containerboard buying and sales
(3) Establishment	October 1959	July 1999	May 2001
(4) Headquarter Location	3-122 Kita Kashiwagicho, Eniwa, Hokkaido	2-3 Ogawacho, Nakatsugawa, Gifu	5-12-8 Ginza, Chuo-Ku, Tokyo
(5) President	Seiichi Nakamura	Katsuhiko Kinoshita	Michio Terasawa
(6) Capital	1,779	5,050	600
(7) Number of Issued Shares	3,558,000 shares	1,010 shares	12,000 shares
(8) Shareholders' Equity	6,516	5,018	535
(9) Total Assets	24,227	29,546	28,607
(10) Financial Year End	End of March	End of March	End of March
(11) Number of Employees	423	0	115
(12) Main Clients	Oji Paperboard Co., Ltd.	Chuo Paperboard Co., Ltd.	Oji Container Co., Ltd. National Federation of Agricultural Cooperative Associations (Zennoh) Japan Pulp and Paper Co., Ltd.
(13) Main Shareholders & Shareholders' Equity Ratio	Oji Paper Co., Ltd. 100% (April 1, 2002)	Oji Paper Co., Ltd. 100% (April 1, 2002)	Oji Paper Co., Ltd. 100% (April 1, 2002)
(14) Associated Banks	The Dai-Ichi Kangyo Bank, Ltd.	Juroku Bank, Ltd.	The Mitsui Sumitomo Bank, Ltd. The Dai-Ichi Kangyo Bank, Ltd.

(15) Three Year Summary Consolidated Business Results (except for Hokuyo Paper and O.I.R.)

(Unit: Millions of Yen)

	Oji Paper Co., Ltd.			Takasaki Sanko Co., Ltd.		
Fiscal Year	March 1999	March 2000	March 2001	March 1999	March 2000	March 2001
Net Sales	1,206,186	1,205,473	1,252,941	30,037	44,645	64,273
Operating Profit	14,786	28,739	72,517	−1,068	−1,135	803
Ordinary Profit	618	16,260	58,187	−1,880	−2,125	−502
Net Profit	−12,402	5,630	12,781	−2,789	−2,586	−1,577
Net Profit per Share (¥)	−12.00	5.45	12.37	−25.99	−17.28	−8.21
Cash Dividend per Share (¥)	8.00	8.00	8.00	—	—	—
Net Asset per Share (¥)	432.21	427.78	422.51	57.83	77.71	69.47

	Chuo Paperboard Co., Ltd.			Hokuyo Paper Co., Ltd.		
Fiscal Year	March 1999	March 2000	March 2001	March 1999	March 2000	March 2001
Net Sales	18,955	19,833	20,592	4,162	13,094	23,255
Operating Profit	−1,633	−430	233	210	1,027	1,923
Ordinary Profit	−2,687	−835	277	220	930	1,816
Net Profit	−12,806	19,232	239	50	576	917
Net Profit per Share (¥)	−163.27	253.71	2.85	83.63	277.53	257.83
Cash Dividend per Share (¥)	—	—	—	50	35	35
Net Asset per Share (¥)	−283.27	31.91	34.79	1,726.30	1,554.58	1,753.04

* Present Hokuyo Paper was merged by Oji Kenzai, Hokuyo Paper, Shin-Nippon Coa on October 1999.

Above fiscal year March 1999 figures represents the data for Oji Kenzai, successor company following the merger.

	O.I.R. Co., Ltd. (subsidiary)		
Fiscal Year	March 1999	March 2000	March 2001
Net Sales		1,524	3,060
Operating Profit		−155	426
Ordinary Profit		−311	143
Net Profit		−182	68
Net Profit per Share (¥)		−216,691.33	68,200.60
Cash Dividend per Share (¥)		—	—
Net Asset per Share (¥)		4,819,326.38	4,887,526.98

* There is no data available for March 1999 fiscal, since the company was established in July 1999.

平成14年5月16日

各位

会社名　ニチメン株式会社
代表者名　代表取締役社長　半林　亨
（コード番号　8004）
問合せ先　広報担当部長　古谷　良樹
（TEL　03-5446-1062）

自己株式取得に関するお知らせ
（商法第210条の規定に基づく自己株式の取得）

当社は、平成14年5月16日開催の取締役会において、平成14年6月26日に開催を予定している定時株主総会に、下記のとおり商法210条の規定に基づく自己株式の取得枠の設定について付議することを決議いたしましたのでお知らせいたします。

記

1．自己株式の取得枠の設定を行う理由

機動的な資本政策を遂行することが可能となるように、商法第210条の規定に基づき、自己株式の取得枠を設定するものであります。

2．取得の内容

（1）取得する株式の種類　当社普通株式

（2）取得する株式の総数　4,000万株（上限）
（発行済株式総数に対する割合　9.50%）

（3）株式の取得価額の総額　40億円（上限）

（注）上記の内容については、平成14年6月26日開催予定の当社株主総会において、「資本準備金および利益準備金の減少の件」及び「自己株式取得の件」が承認可決されることを条件といたします。

以上

May 16, 2002

Company name:	Nichimen Corporation
Representative:	Toru Hambayashi, President (Security Code 8004)
Media Contact:	Yoshiki Furuya, Manager Public Relations & Investor Relations Dept.
Phone:	81-3-5446-1062

Purchase of Company's Own Shares
(Stock Purchase Pursuant to Article 210 of the Commercial Code of Japan)

We hereby announce that Nichimen Corporation has today resolved at its board of directors' meeting to propose purchase of company's own shares pursuant to Article 210 of the Commercial Code of Japan at the 185th annual general meeting of stockholders to be held on June 26, 2002.

1. Purpose of the Stock Purchase

Nichimen Corporation will purchase company's own shares to execute a timely and flexible capital policy measures.

2. Purchase Details

(1) Type of shares : Common stock
(2) Total number of shares : Up to 40,000,000 shares
(9.50% of total issued shares)
(3) Total amount of purchase: Up to Yen 4,000,000,000.

Note: The foregoing is subject to the approval of the proposition of "Draw Down of Additional Paid in Capital and Legal Reserve" and "Purchase of Company's Own Shares" at the 185th annual general meeting of stockholders to be held on June 26, 2002.

(end)

File No. 82-4112

02 SEP 17 AM 10: 18

Brief Description of Securities Report

(Based on Securities and Exchange Law 24-1)

The 78th Fiscal Year : From April 1, 2001 to March 31,2002

To : The Director of Kanto Local Finance Bureau

Submitted on June 28,2002

Company Name	:	OJI PAPER CO., LTD.
Name & Title of Representative	:	Shoichiro Suzuki, President
Address of Head Office	:	4-7-5, Ginza, Chuo-ku, Tokyo 104-0061
Telephone Number	:	03-3563-1111
Responsible Officer	:	Motokazu Ogata, General Manager, Corporate Administration Dept.

Location where Securities Report is available for the public :

Tokyo Stock Exchange	: 2-1 Nihonbashi-kabutocho, Chuo-ku, Tokyo
Osaka Stock Exchange	: 1-6-10 Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange	: 3-3-17 Sakae, Naka-ku, Nagoya
Fukuoka Stock Exchange	: 2-14-2 Tenjin, Chuo-ku, Hukuoka
Sapporo Stock Exchange	: 5-14-1 Nishi, Minami-ichijo, Chuo-ku, Sapporo